UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2019

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5 th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes ☐	No ☒

HÖEGH LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2019

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three and six months ended June 30, 2019 and 2018. References in this report to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this report to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this report to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh FSRU III” refer to Höegh LNG FSRU III Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of our operating company and the owner of the Höegh Gallant. References in this report to “PT Höegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this report to “Höegh Colombia Holding” refer to Höegh LNG Colombia Holding Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh FSRU IV” refers to Höegh LNG FSRU IV Ltd., a wholly owned subsidiary of Höegh Colombia Holding and the owner of the Höegh Grace. References in this report to “Höegh Colombia” refer to Höegh LNG Colombia S.A.S., a wholly owned subsidiary of Höegh Colombia Holding. References in this report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the Neptune and the Cape Ann, respectively. References in this Annual Report to “Global LNG Supply” refer to Global LNG Supply S.A.S., a subsidiary of Total S.A. (“Total”). References in this Report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”), a subsidiary of PT Pertamina. References in this report to “SPEC” refer to Sociedad Portuaria El Cayao S.A. E.S.P. References in this report to “Höegh LNG” refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us. References in this Report to “EgyptCo” refer to Höegh LNG Egypt LLC, a wholly owned subsidiary of Höegh LNG.

You should read this section in conjunction with the unaudited condensed interim consolidated financial statements as of June 30, 2019 and for the periods ended June 30, 2019 and 2018 and the related notes thereto included elsewhere in this report, as well as our historical consolidated financial statements and related notes included in our report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 10, 2019 (our “2018 Form 20-F”). This discussion includes forward looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward looking statements. See also the discussion in the section entitled “Forward Looking Statements” below.

Highlights

•	Reported total time charter revenues of $33.8 million for the second quarter of 2019 compared to $35.5 million of time charter revenues for the second quarter of 2018

•

Generated operating income of $15.3 million, net income of $6.2 million and limited partners’ interest in net income of $2.8 million for the second quarter of 2019 compared to operating income of $28.9 million, net income of $19.9 million and limited partners’ interest in net income of $16.9 million for the second quarter of 2018; operating income, net income and limited partners’ interest in net income were impacted by unrealized losses on derivative instruments for the second quarter of 2019 compared with unrealized gains on derivative instruments for the second quarter of 2018 mainly on the Partnership's share of equity in earnings (losses) of joint ventures in the second quarter of 2019 and 2018

•	Planned off-hire for the Höegh Gallant and maintenance with accelerated timing to allow completion during the scheduled drydock impacted operating income, net income and limited partners’ interest in net income in the second quarter of 2019

•	On August 14, 2019, paid a $0.44 per unit distribution on common and subordinated units with respect to the second quarter of 2019, equivalent to $1.76 per unit on an annualized basis

•	On August 15, 2019, paid a cash distribution of $0.546875 per 8.75% Series A cumulative redeemable preferred unit (the "Series A preferred unit"), for the period commencing on May 15, 2019 to August 14, 2019

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Our results of operations

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars, except per unit amounts)	2019	2018	2019	2018
Statement of Income Data:
Time charter revenues	$33,777	35,510	69,852	$70,395
Other revenue	—	1,100	64	1,100
Total revenues	33,777	36,610	69,916	71,495
Vessel operating expenses	(9,064)	(5,462)	(14,957)	(11,215)
Administrative expenses	(2,272)	(2,101)	(4,848)	(4,888)
Depreciation and amortization	(5,589)	(5,268)	(10,912)	(10,536)
Total operating expenses	(16,925)	(12,831)	(30,717)	(26,639)
Equity in earnings (losses) of joint ventures	(1,575)	5,111	(1,223)	14,481
Operating income (loss)	15,277	28,890	37,976	59,337
Interest income	297	174	496	361
Interest expense	(7,148)	(6,918)	(13,984)	(13,782)
Gain (loss) on debt extinguishment	—	—	1,030	—
Gain (loss) on derivative instruments	—	544	—	1,175
Other items, net	(759)	(880)	(1,806)	(1,486)
Income (loss) before tax	7,667	21,810	23,712	45,605
Income tax expense	(1,511)	(1,866)	(3,421)	(3,975)
Net income (loss)	$6,156	19,944	20,291	$41,630
Preferred unitholders' interest in net income	3,378	3,003	6,742	5,663
Limited partners’ interest in net income (loss)	$2,778	16,941	13,549	$35,967

Earnings per unit
Common unit public (basic and diluted)	$0.07	$0.50	$0.38	$1.07
Common unit Höegh LNG (basic and diluted)	$0.10	$0.53	$0.44	$1.11
Subordinated unit (basic and diluted)	$0.10	$0.53	$0.44	$1.11
Cash Flow Data:
Net cash provided by (used in) operating activities	$17,706	$20,647	$39,581	$39,972
Net cash provided by (used in) investing activities	(140)	943	(140)	1,863
Net cash provided by (used in) financing activities	$(23,791)	$(30,010)	$(36,868)	$(44,720)
Other Financial Data:
Segment EBITDA(1)	$30,960	$36,914	$67,080	$71,782

(1)	Segment EBITDA is a non-GAAP financial measure. Please read “Non-GAAP Financial Measure” for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income, the comparable U.S. GAAP financial measure.

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Six Months Ended June 30, 2019 Compared with the Six Months Ended June 30, 2018

Time Charter Revenues. The following table sets forth details of our time charter revenues for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Time charter revenues	$69,852	$70,395	$(543)

Time charter revenues for the six months ended June 30, 2019 were $69.9 million, a decrease of $0.5 million from $70.4 million for the six months ended June 30, 2018. The decrease was mainly due to lower time charter revenue for the Höegh Gallant which was partially offset by higher revenues for the Höegh Grace for the six months ended June 30, 2019. During the second quarter of 2019, the Höegh Gallant had a scheduled drydock for which it was off-hire and had reduced hire to cover certain payments to the charterer for LNG consumption related to the drydock. For the Höegh Gallant, the reduction in revenues was equivalent to approximately 16 days of off-hire due to scheduled drydock for the six months ended June 30, 2019 compared with 10 days of off-hire for scheduled maintenance for the six months ended June 30, 2018. Time charter revenues for the PGN FSRU Lampung were at the same level for the six months ended June 30, 2019 and 2018. The increase in revenues for the Höegh Grace related to higher reimbursable costs during the period.

Time charter revenues for the PGN FSRU Lampung consist of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as variable consideration for providing time charter services, reimbursement for vessel operating expenses, performance warranties, if any, and withholding taxes borne by the charterer. Time charter revenues for the Höegh Gallant consist of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel and performance warranties, if any. Time charter revenues for the Höegh Grace consist of a lease element accounted for as an operating lease, as well as variable consideration for providing time charter services, reimbursement of vessel operating expenses, performance warranties, if any, and certain taxes incurred. Effective January 1, 2019, we adopted the revised guidance in the new accounting standard, Leases, which did not change the timing or amount of lease revenue recognized but requires additional disclosures. Refer to notes 2 and 4 in the unaudited condensed interim consolidated financial statements.

Other revenue. The following table sets forth details of our other revenue for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Other revenue	$64	1,100	$(1,036)

Other revenue for the six months ended June 30, 2019 and 2018 consists of insurance proceeds received for a claim related to the PGN FSRU Lampung's warranty work from prior periods.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Vessel operating expenses	$(14,957)	$(11,215)	$(3,742)

Vessel operating expenses for the six months ended June 30, 2019 were $15.0 million, an increase of $3.8 million from $11.2 million for the six months ended June 30, 2018. The higher expenses mainly reflected an increase in maintenance expense of approximately $3.0 million included in vessel operating expenses principally for the Höegh Gallant but also for the PGN FSRU Lampung. During the scheduled drydock of the Höegh Gallant and the on-water survey of the PGN FSRU Lampung, the opportunity was utilized to accelerate the timing of as many maintenance procedures as possible. Performing routine maintenance during the drydock reduces the risk of service interruption or off-hire in subsequent periods. The remaining increase was due to higher ongoing vessel operating expenses, in part, due to lower levels of purchasing during the six months ended June 30, 2018.

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Administrative Expenses. The following table sets forth details of our administrative expenses for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Administrative expenses	$(4,848)	$(4,888)	$40

Administrative expenses for the six months ended June 30, 2019 were $4.8 million, a decrease of $0.1 million from $4.9 million for the six months ended June 30, 2018. The decrease reflects lower administrative expenses for partnership expenses.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Depreciation and amortization	$(10,912)	$(10,536)	$(376)

Depreciation and amortization for the six months ended June 30, 2019 were $10.9 million, an increase of $0.4 million from $10.5 million for the six months ended June 30, 2018. In the second quarter of 2019, a drydock was completed for the Höegh Gallant. As a result, the remaining depreciation for the drydock component of the vessel was expensed.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Total operating expenses	$(30,717)	$(26,639)	$(4,078)

Total operating expenses were $30.7 million for the six months ended June 30, 2019, an increase of $4.1 million from $26.6 million in the six months ended June 30, 2018. The increase is a result of the higher vessel operating expenses and depreciation mainly due to maintenance performed during the drydock for the Höegh Gallant and the on-water class renewal survey for the PGN FSRU Lampung.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Equity in earnings (losses) of joint ventures	$(1,223)	$14,481	$(15,704)

Equity in losses of joint ventures for the six months ended June 30, 2019 was $1.2 million, a decrease of $15.7 million from equity in earnings of joint ventures of $14.5 million for the six months ended June 30, 2018. Unrealized gains and losses on derivative instruments in our joint ventures significantly impacted the equity in earnings and losses of joint ventures for the six months ended June 30, 2019 and 2018.

Excluding the unrealized loss on derivative instruments for the six months ended June 30, 2019 and the unrealized gain on derivative instruments for the six months ended June 30, 2018, the equity in earnings of joint ventures would have been $6.0 million for the six months ended June 30, 2019, an increase of $1.0 million from $5.0 million for the six months ended June 30, 2018.

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Our share of our joint ventures’ operating income was $12.0 million for the six months ended June 30, 2019, compared with $11.6 million for the six months ended June 30, 2018. Our share of other financial expense, net, principally consisting of interest expense, was $6.0 million for the six months ended June 30, 2019, a decrease of $0.6 million from of $6.6 million for the six months ended June 30, 2018. The reduction was mainly due to lower interest expense due to repayment of principal on debt between the two periods.

Our share of unrealized loss on derivative instruments was $7.2 million for the six months ended June 30, 2019, a decrease of $16.7 million from an unrealized gain of $9.5 million for the six months ended June 30, 2018.

There was no accrued income tax expense for the six months ended June 30, 2019 and 2018. Our joint ventures did not pay any dividends for the six months ended June 30, 2019 and 2018.

Operating Income (Loss). The following table sets forth details of our operating income for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Operating income (loss)	$37,976	$59,337	$(21,361)

Operating income for the six months ended June 30, 2019 was $38.0 million, a decrease of $21.3 million from operating income of $59.3 million for the six months ended June 30, 2018. Excluding the impact of the unrealized gains (losses) on derivatives impacting the equity in earnings (losses) of joint ventures for the six months ended June 30, 2019 and 2018, operating income for the six months ended June 30, 2019 would have been $45.2 million, a decrease of $4.7 million from $49.9 million for the six months ended June 30, 2018. Excluding the impact of the unrealized gains (losses) on derivatives, the decrease for the six months ended June 30, 2019 is primarily due to lower time charter revenue as a result of off-hire related to the drydock for the Höegh Gallant, lower other revenue and higher vessel operating expenses as a result of the maintenance performed for the Höegh Gallant and the PGN FSRU Lampung.

Interest Income. The following table sets forth details of our interest income for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Interest income	$496	$361	$135

Interest income for the six months ended June 30, 2019 was $0.5 million, an increase of $0.1 million from interest income of $0.4 million for the six months ended June 30, 2018. Interest income is mainly related to interest on cash balances and accrued interest on the advances to our joint ventures for the six months ended June 30, 2019 and 2018. The interest rate under the joint venture shareholder loans is a fixed rate of 8.0% per year.

Interest Expense. The following table sets forth details of our interest expense for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Interest expense	$(12,801)	$(13,382)	$581
Amortization and gain on cash flow hedge	192	—	192
Commitment fees	(260)	(37)	(223)
Amortization of debt issuance cost and fair value of debt assumed	(1,115)	(363)	(752)
Total interest expense	$(13,984)	$(13,782)	$(202)

Total interest expense was $14.0 million for the six months ended June 30, 2019, an increase of $0.2 million from $13.8 million for the six months ended June 30, 2019 and 2018. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and fair value of debt assumed for the period. As a result of adopting the revised guidance for Derivatives and Hedging, Targeted Improvements to Accounting for Hedging Activities on January 1, 2019 on a prospective basis, those amounts related to cash flow hedges are reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. Amortization amounts reclassified to or recorded to earnings for our interest rate swaps for the six months ended June 30, 2019 are presented as a component of interest expense compared with the presentation in previous periods in the gain (loss) on derivatives instruments line item in our consolidated statements of income. Refer to notes 2 and 13 to the unaudited condensed interim consolidated financial statements for additional information.

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The interest incurred of $12.8 million for the six months ended June 30, 2019, decreased by $0.6 million compared to $13.4 million for the six months ended June 30, 2018, principally due to repayment of outstanding loan balances for the loan facilities related to the PGN FSRU Lampung (the "Lampung facility"). On January 29, 2019, we entered into a loan agreement with a syndicate of banks (the "$385 million facility") to refinance the outstanding balances of the Gallant/Grace facility. On January 31, 2019, we drew $320 million to refinance outstanding amounts under the existing Gallant/Grace facility. For more information refer to "Liquidity and Capital Resources."

Amortization and gain on cash flow hedge of $0.2 million for the six months ended June 30, 2019 was mainly due to the inclusion of a gain on the settlement of the interest rate swaps terminated when the Gallant/Grace facility was extinguished. This line item also includes the amortization of the amounts excluded from hedge effectiveness for discontinued hedges and re-designated hedges related to the Lampung facility and the initial fair values of interest rate swaps related to the $385 million facility.

Commitment fees were $0.3 million for the six months ended June 30, 2019, an increase of $0.3 million from the six months ended June 30, 2018. For the six months ended June 30, 2019, the commitment fees relate to the undrawn $63 million revolving credit facility under the $385 million facility.

Amortization of debt issuance cost and fair value of debt assumed for the six months ended June 30, 2019 were $1.1 million, an increase of $0.8 million from $0.3 million for the six months ended June 30, 2018. The increase in amortization of debt issuance cost and fair value of debt assumed was mainly a result of the refinancing and repayment of the Gallant/Grace facility with the $385 million facility on January 31, 2019. Payment of debt issuance costs was $5.8 million, which was deferred and presented as a direct deduction from the outstanding principal of the $385 million facility in the consolidated balance sheet, is amortized on an effective interest rate method over the term of the $385 million facility. As further discussed below, the amortization of the fair value of debt assumed related to the Gallant/Grace facility also ceased.

Gain (Loss) on Debt Extinguishment. The following table sets forth details of our gain (loss) on debt extinguishment for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Gain (loss) on debt extinguishment	$1,030	$—	$1,030

Gain on debt extinguishment for the six months ended June 30, 2019 was $1.0 million, an increase of $1.0 million compared to the six months ended June 30, 2018. Gain on debt extinguishment for the six months ended June 30, 2019 related to the repayment of the Gallant/Grace facility on January 31, 2019. The unamortized amounts related to the fair value of debt assumed, or premium, recognized in relation to the acquisitions of the entities owning the Höegh Gallant on October 1, 2015 and the entities owning the Höegh Grace on January 1, 2017, of approximately $1.0 million, which was recognized as a gain on January 31, 2019 due to the extinguishment of the Gallant/Grace facility.

Gain (Loss) on Derivative Instruments. The following table sets forth details of our gain (loss) on derivative instruments for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Gain (loss) on derivative instruments	$—	$1,175	$(1,175)

As discussed under interest expense above, the gain (loss) on derivative instruments for cash flow hedges for the six months ended June 30, 2019, is presented as a component of interest expense. Gain on derivative instruments for the six months ended June 30, 2018 was $1.2 million.

Gain on derivative instruments for the six months ended June 30, 2018 related to the interest rate swaps for the Lampung facility and the Gallant/Grace facility.

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Other Items, Net. The following table sets forth details of our other items, net for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Foreign exchange gain (loss)	$(55)	$(140)	$85
Bank charges, fees and other	(138)	(72)	(66)
Withholding tax on interest expense and other	(1,613)	(1,274)	(339)
Total other items, net	$(1,806)	$(1,486)	$(320)

Other items, net for the six months ended June 30, 2019 were $1.8 million, an increase of $0.3 million from $1.5 million for the six months ended June 30, 2018. The increase is mainly due higher withholding tax on interest expense of $0.3 million for the six months ended June 30, 2019 compared to same period last year.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Income (loss) before tax	$23,712	$45,605	$(21,893)

Income before tax for the six months ended June 30, 2019 was $23.7 million, a decrease of $21.9 million from $45.6 million for the six months ended June 30, 2018. The income before tax for both periods was impacted by the unrealized gains (losses) on derivative instruments mainly on our share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains and losses on derivative instruments, income before tax for the six months ended June 30, 2019 would have been $30.9 million, a decrease of $4.0 million from $34.9 million for the six months June 30, 2018. Excluding the unrealized gains (losses) on derivative instruments, the decrease is primarily due to lower time charter revenue, lower other revenue, and higher vessel operating expenses which was partially offset by the gain on debt extinguishment.

Income Tax Expense. The following table sets forth details of our income tax expense for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Income tax expense	$(3,421)	$(3,975)	$554

Income tax expense for the six months ended June 30, 2019 was $3.4 million, a decrease of $0.6 million compared to $4.0 million for the six months ended June 30, 2018. We are not subject to Marshall Islands income taxes. However, we are subject to tax for earnings of our subsidiaries incorporated in Singapore, Indonesia, and for certain Colombian source income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of our subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. We concluded these third party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $0.4 million for each of the six months ended June 30, 2019 and 2018.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the six months ended June 30, 2019 and 2018, there were increases in uncertain tax positions of $0.2 million and $0.4 million, respectively. As of June 30, 2019, the unrecognized tax benefits were $1.9 million.

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Net Income (Loss). The following table sets forth details of our net income for the six months ended June 30, 2019 and 2018:

			Positive
	Six months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Net income (loss)	$20,291	$41,630	$(21,339)
Preferred unitholders' interest in net income	6,742	5,663	1,079
Limited partners’ interest in net income (loss)	$13,549	$35,967	$(22,418)

As a result of the foregoing, net income for the six months ended June 30, 2019 was $20.3 million, a decrease of $21.3 million from net income of $41.6 million for the six months ended June 30, 2018. For the six months ended June 30, 2019, net income of $6.7 million was attributable to the holders of the Series A preferred units, an increase of $1.1 million from $5.6 million due to additional preferred units issued as part of our at-the-market offering program (“ATM program”). Our limited partners' interest in net income for the six months ended June 30, 2019 was $13.5 million, a decrease of $22.5 million from limited partners’ interest in net income of $36.0 million for the six months ended June 30, 2018.

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the six months ended June 30, 2019 and 2018, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the six months ended June 30, 2019 and 2018, Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long-term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint Venture FSRUs are presented under the proportional consolidation method for the segment note and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint Venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

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Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the six months ended June 30, 2019 and 2018:

	Six months ended		Positive
Majority Held FSRUs	June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Time charter revenues	$69,852	$70,395	$(543)
Other revenues	64	1,100	(1,036)
Total revenues	69,916	71,495	(1,579)
Vessel operating expenses	(14,957)	(11,215)	(3,742)
Administrative expenses	(1,626)	(1,702)	76
Segment EBITDA	53,333	58,578	(5,245)
Depreciation and amortization	(10,912)	(10,536)	(376)
Operating income (loss)	42,421	48,042	(5,621)
Gain (loss) on debt extinguishment	1,030	—	1,030
Gain (loss) on derivative instruments	—	1,175	(1,175)
Other financial income (expense), net	(6,926)	(13,409)	6,483
Income (loss) before tax	36,525	35,808	717
Income tax expense	(3,421)	(3,954)	533
Net income (loss)	$33,104	$31,854	$1,250

Time charter revenues for the six months ended June 30, 2019 were $69.9 million compared to $70.4 million for the six months ended June 30, 2018. As discussed above, the decrease was mainly due to lower time charter revenue for the Höegh Gallant. The Höegh Gallant had the equivalent of 16 days of off-hire due to the scheduled drydock for the six months ended June 30, 2019 compared with 10 days of off-hire for the six months ended June 30, 2018. The PGN FSRU Lampung and the Höegh Grace were both on-hire for the full six months periods ended June 30, 2019 and 2018.

Other revenue for the six months ended June 30, 2019 and 2018 consists of insurance proceeds received for a claim related to the PGN FSRU Lampung's warranty work from prior periods.

Vessel operating expenses for the six months ended June 30, 2019 were $15.0 million, an increase of $3.8 million from $11.2 million for the six months ended June 30, 2018. The higher expense is mainly due to an increase in maintenance expenses of approximately $3.0 million as a result of maintenance activities completed during the drydock for the Höegh Gallant, and the on-water survey for the PGN FSRU Lampung for the six months ended June 30, 2019 compared to the corresponding period of 2018. The remaining increase was due to higher ongoing vessel operating expenses, in part, due to lower levels of purchasing during the six months ended June 30, 2018.

Administrative expenses for the six months ended June 30, 2019 were $1.6 million, a decrease of $0.1 million from $1.7 million for the six months ended June 30, 2018. The decrease reflects lower administrative expenses for the Höegh Gallant and the Höegh Grace.

Segment EBITDA for the six months ended June 30, 2019 was $53.3 million, a decrease of $5.3 million from $58.6 million for the six months ended June 30, 2018. The Segment EBITDA was negatively impacted by more equivalent off-hire days for the Höegh Gallant and higher vessel operating expenses for the six months ended June 30, 2019 compared with the six months ended June 30, 2018.

11

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint Venture FSRUs for the six months ended June 30, 2019 and 2018:

	Six months ended		Positive
Joint Venture FSRUs	June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Time charter revenues	$21,081	$21,572	$(491)
Vessel operating expenses	(3,374)	(4,231)	857
Administrative expenses	(738)	(951)	213
Segment EBITDA	16,969	16,390	579
Depreciation and amortization	(5,005)	(4,800)	(205)
Operating income (loss)	11,964	11,590	374
Gain (loss) on derivative instruments	(7,190)	9,482	(16,672)
Other income (expense), net	(5,997)	(6,591)	594
Income (loss) before tax	(1,223)	14,481	(15,704)
Income tax expense	—	—	—
Net income (loss)	$(1,223)	$14,481	$(15,704)

Total time charter revenues for the six months ended June 30, 2019 were $21.1 million, a decrease of $0.5 million compared to $21.6 million for the six months ended June 30, 2018. Lower time charter revenues for the six months ended June 30, 2019 mainly reflects lower reimbursement of costs incurred for projects of the charterer which was partially offset by higher amortization of deferred revenues. For the six months ended June 30, 2019, the higher amortization of deferred revenue mainly related to costs reimbursed by the charterer for the vessel modifications and drydock completed in 2018 for the Cape Ann.

Vessel operating expenses were $3.4 million for the six months ended June 30, 2019, a decrease of $0.8 million compared to $4.2 million for the six months ended June 30, 2018. Vessel operating expenses for the six months ended June 30, 2019 were lower reflecting less costs incurred for maintenance and projects for the charterer compared with the six months ended June 30, 2018.

Administrative expenses for the six months ended June 30, 2019 were $0.7 million, a decrease of $0.3 million from $1.0 million for the six months ended June 30, 2018. The lower administrative expenses for the six months ended June 30, 2019 were mainly due the additional administrative expenses for the six months ended June 30, 2018 related to preparations for a new project and the drydock of the Cape Ann that commenced in August 2018.

Segment EBITDA was $17.0 million for the six months ended June 30, 2019 compared with $16.4 million for the six months ended June 30, 2018.

Other. The following table sets forth details of other results for the six months ended June 30, 2019 and 2018:

	Six months ended		Positive
Other	June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Administrative expenses	$(3,222)	$(3,186)	$(36)
Segment EBITDA	(3,222)	(3,186)	(36)
Operating income (loss)	(3,222)	(3,186)	(36)
Other financial income (expense), net	(8,368)	(1,498)	(6,870)
Income (loss) before tax	(11,590)	(4,684)	(6,906)
Income tax expense	—	(21)	21
Net income (loss)	$(11,590)	$(4,705)	$(6,885)

Administrative expenses and Segment EBITDA for the six months ended June 30, 2019 and 2018 were $3.2 million.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and interest expenses related to the $85 million revolving credit facility from Höegh LNG. In addition, for the six months ended June 30, 2019, other financial income (expense), net also includes interest expense, consisting of interest incurred, commitment fees and amortization of debt issuance costs, related to the $385 million facility drawn on January 31, 2019 with no comparable expenses for the six months ended June 30, 2018.

12

As of June 30, 2019, the revolving credit facility under the $385 million facility has not been drawn and a commitment fee is paid on the undrawn balance. Refer to "Liquidity and Capital Resources" below as well as notes 9 and 18 to the unaudited condensed interim consolidated financial statements for more details on the refinancing of the Gallant/Grace facility and the new $385 million facility.

Other financial income (expense), net was an expense of $8.4 million for the six months ended June 30, 2019, an increase of $6.9 million from $1.5 million for the six months ended June 30, 2018 principally due to higher interest expense as a result of drawing on the $385 million facility.

Three Months Ended June 30, 2019 Compared with the Three Months Ended June 30, 2018

Time Charter Revenues. The following table sets forth details of our time charter revenues for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Time charter revenues	$33,777	$35,510	$(1,733)

Time charter revenues for the three months ended June 30, 2019 were $33.8 million, a decrease of $1.7 million from $35.5 million for the three months ended June 30, 2018. The decrease was mainly due to lower time charter revenue for the Höegh Gallant for the three months ended June 30, 2019. During the second quarter of 2019, the Höegh Gallant had a scheduled drydock for which it was off-hire and had reduced hire to cover certain payments to the charterer for LNG consumption related to drydock. For the Höegh Gallant, the reduction in revenues was equivalent to approximately 16 days of off-hire due to scheduled drydock for the three months ended June 30, 2019. The Höegh Gallant was on-hire for the full three months periods ended June 30, 2018. The impact of reduced time charter revenue from the Höegh Gallant was partially offset by higher revenues for reimbursable costs for both the PGN FSRU Lampung and the Höegh Grace. The PGN FSRU Lampung and the Höegh Grace were both on-hire for the full three months periods ended June 30, 2019 and 2018.

Other revenue. The following table sets forth details of our other revenue for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Other revenue	$—	$1,100	$(1,100)

Other revenue for the three months ended June 30, 2018 consists of insurance proceeds received for a claim related to the PGN FSRU Lampung's warranty work from prior periods.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Vessel operating expenses	$(9,064)	$(5,462)	$(3,602)

Vessel operating expenses for the three months ended June 30, 2019 were $9.1 million, an increase of $3.6 million from $5.5 million for the three months ended June 30, 2018. The higher expense mainly reflected an increase in maintenance expense of approximately $3.0 million included in vessel operating expenses principally for the Höegh Gallant but also for the PGN FSRU Lampung. During the scheduled drydock of the Höegh Gallant and the on-water survey of the PGN FSRU Lampung, the opportunity was utilized to accelerate the timing of as many maintenance procedures as possible. Performing routine maintenance during the drydock reduces the risk of service interruption or off-hire in subsequent periods. The remaining increase was due to higher ongoing vessel operating expenses, in part, due to lower levels of purchasing during the three months ended June 30, 2018.

13

Administrative Expenses. The following table sets forth details of our administrative expenses for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Administrative expenses	$(2,272)	$(2,101)	$(171)

Administrative expenses for the three months ended June 30, 2019 were $2.3 million, an increase of $0.2 million from $2.1 million for the three months ended June 30, 2018. The increase of $0.2 million reflects higher legal, audit and other advisor costs incurred in the three months ended June 30, 2019 in comparison to the three months ended June 30, 2018.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Depreciation and amortization	$(5,589)	$(5,268)	$(321)

Depreciation and amortization for the three months ended June 30, 2019 were $5.6 million, an increase of $0.3 million from $5.3 million for the three months ended June 30, 2018. In the second quarter of 2019, a drydock was completed for the Höegh Gallant. As a result, the remaining depreciation for the drydock component of the vessel was expensed.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Total operating expenses	$(16,925)	$(12,831)	$(4,094)

Total operating expenses were $16.9 million for the three months ended June 30, 2019, an increase of $4.1 million from $12.8 million in the three months ended June 30, 2018. The increase is a result of the higher vessel operating expenses and depreciation mainly due to maintenance performed during the drydock for the Höegh Gallant and the on-water class renewal survey for the PGN FSRU Lampung.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Equity in earnings (losses) of joint ventures	$(1,575)	$5,111	$(6,686)

Equity in losses of joint ventures for the three months ended June 30, 2019 was $1.6 million, a decrease of $6.7 million from equity in earnings of joint ventures of $5.1 million for the three months ended June 30, 2018. Unrealized gains and losses on derivative instruments in our joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the three months ended June 30, 2019 and 2018.

Excluding the unrealized loss on derivative instruments for the three months ended June 30, 2019 and the unrealized gain on derivative instruments for the three months ended June 30, 2018, the equity in earnings of joint ventures would have been $3.1 million for the three months ended June 30, 2019, an increase of $1.0 million from $2.1 million for the three months ended June 30, 2018.

Our share of our joint ventures’ operating income was $6.1 million for the three months ended June 30, 2019, compared with $5.5 million for the three months ended June 30, 2018. Our share of other financial expense, net, principally consisting of interest expense, was $3.0 million for the three months ended June 30, 2019, a decrease of $0.3 million from $3.3 million for the three months ended June 30, 2018. The reduction was mainly due to lower interest expense due to repayment of principal on debt between the two periods.

14

Our share of unrealized loss on derivative instruments was $4.7 million for the three months ended June 30, 2019, an increase of $7.7 million from an unrealized gain of $3.0 million for the three months ended June 30, 2018.

There was no accrued income tax expense for the three months ended June 30, 2019 and 2018. Our joint ventures did not pay any dividends for the three months ended June 30, 2019 and 2018.

Operating Income (Loss). The following table sets forth details of our operating income for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Operating income (loss)	$15,277	$28,890	$(13,613)

Operating income for the three months ended June 30, 2019 was $15.3 million, a decrease of $13.6 million from operating income of $28.9 million for the three months ended June 30, 2018. Excluding the impact of the unrealized gains (losses) on derivatives impacting the equity in earnings (losses) of joint ventures for the three months ended June 30, 2019 and 2018, operating income for the three months ended June 30, 2019 would have been $19.9 million, a decrease of $6.0 million from $25.9 million for the three months ended June 30, 2018. Excluding the impact of the unrealized gains (losses) on derivatives, the decrease for the three months ended June 30, 2019 is primarily due to lower time charter revenue as a result of off-hire related to the drydock for the Höegh Gallant, lower other revenue and higher vessel operating expenses as a result of the maintenance performed for the Höegh Gallant and the PGN FSRU Lampung.

Interest Income. The following table sets forth details of our interest income for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Interest income	$297	$174	$123

Interest income for the three months ended June 30, 2019 was $0.3 million, an increase of $0.1 million from interest income of $0.2 million for the three months ended June 30, 2018. Interest income is mainly related to interest on cash balances and accrued interest on the advances to our joint ventures for the three months ended June 30, 2019 and 2018.

15

Interest Expense. The following table sets forth details of our interest expense for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Interest expense	$(6,337)	$(6,742)	$405
Amortization related to cash flow hedge	(24)	—	(24)
Commitment fees	(148)	—	(148)
Amortization of debt issuance cost and fair value of debt assumed	(639)	(176)	(463)
Total interest expense	$(7,148)	$(6,918)	$(230)

Total interest expense was $7.1 million for the three months ended June 30, 2019, an increase of $0.2 million from $6.9 million for the three months ended June 30, 2018. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and fair value of debt assumed for the period. As a result of adopting the revised guidance for Derivatives and Hedging, Targeted Improvements to Accounting for Hedging Activities on January 1, 2019 on a prospective basis, those amounts related to cash flow hedges are reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. Amortization amounts reclassified to or recorded to earnings for our interest rate swaps for the three months ended June 30, 2019 are presented as a component of interest expense compared with the presentation in previous periods in the gain (loss) on derivatives instruments line item in our consolidated statements of income. Refer to notes 2 and 13 to the unaudited condensed interim consolidated financial statements for additional information.

The interest incurred of $6.3 million for the three months ended June 30, 2019, decreased by $0.4 million compared to $6.7 million for the three months ended June 30, 2018, principally due to repayment of outstanding loan balances for the "Lampung facility.

Amortization related to cash flow hedge of $0.02 million for the three months ended June 30, 2019 includes the amortization of the amounts excluded from hedge effectiveness for discontinued hedges and re-designated hedges related to the Lampung facility and the initial fair values of interest rate swaps related to the $385 million facility.

Commitment fees were $0.1 million for the three months ended June 30, 2019, an increase of $0.1 million from the three months ended June 30, 2018. For the three months ended June 30, 2019, the commitment fees relate to the undrawn $63 million revolving credit facility under the $385 million facility.

Amortization of debt issuance cost and fair value of debt assumed for the three months ended June 30, 2019 were $0.6 million, an increase of $0.4 million from $0.2 million for the three months ended June 30, 2018. The increase in amortization of debt issuance cost and fair value of debt assumed was mainly a result of the refinancing and repayment of the Gallant/Grace facility with the $385 million facility on January 31, 2019. Payment of debt issuance costs was $5.8 million, which is deferred and presented as a direct deduction from the outstanding principal of the $385 million facility in the consolidated balance sheet and amortized on an effective interest rate method over the term of the $385 million facility. The amortization of the fair value of debt assumed related to the Gallant/Grace facility also ceased when it was repaid.

Gain (Loss) on Derivative Instruments. The following table sets forth details of our gain (loss) on derivative instruments for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Gain (loss) on derivative instruments	$—	$544	$(544)

As discussed under interest expense above, the gain (loss) on derivative instruments for cash flow hedges for the three months ended June 30, 2019, is presented as a component of interest expense. Gain on derivative instruments for the three months ended June 30, 2018 was $0.5 million.

Gain on derivative instruments for the three months ended June 30, 2018 related to the interest rate swaps for the Lampung facility and the Gallant/Grace facility.

16

Other Items, Net. The following table sets forth details of our other items, net for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Foreign exchange gain (loss)	$(36)	$(198)	$162
Bank charges, fees and other	(85)	(37)	(48)
Withholding tax on interest expense and other	(638)	(645)	7
Total other items, net	$(759)	$(880)	$121

Other items, net for the three months ended June 30, 2019 were $0.8 million, a decrease of $0.1 million from $0.9 million for the three months ended June 30, 2018. The decrease is mainly due to a positive change in the foreign exchange gain (loss) for the three months ended June 30, 2019 compared to same period last year.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Income (loss) before tax	$7,667	$21,810	$(14,143)

Income before tax for the three months ended June 30, 2019 was $7.7 million, a decrease of $14.1 million from $21.8 million for the three months ended June 30, 2018. The income before tax for both periods was impacted by the unrealized gains (losses) on derivative instruments mainly on our share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains and losses on derivative instruments, income before tax for the three months ended June 30, 2019 would have been $12.3 million, a decrease of $6.0 million from $18.3 million for the three months June 30, 2018. Excluding the unrealized gains (losses) on derivative instruments, the decrease is primarily due to lower time charter revenue as a result of off-hire related to the drydock for the Höegh Gallant, lower other revenue and higher vessel operating expenses as a result of the maintenance performed for the Höegh Gallant and PGN FSRU Lampung.

Income Tax Expense. The following table sets forth details of our income tax expense for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Income tax expense	$(1,511)	$(1,866)	$355

Income tax expense for the three months ended June 30, 2019 was $1.5 million, a decrease of $0.4 million compared to $1.9 million for the three months ended June 30, 2018. The amount of non-cash income tax expense was $0.2 million for each of the three months ended June 30, 2019 and 2018.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the three months ended June 30, 2019 and 2018, there were increases in uncertain tax positions of $0.1 million and $0.4 million, respectively.

Net Income (Loss). The following table sets forth details of our net income for the three months ended June 30, 2019 and 2018:

			Positive
	Three months ended June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Net income (loss)	$6,156	$19,944	$(13,788)
Preferred unitholders' interest in net income	3,378	3,003	375
Limited partners’ interest in net income (loss)	$2,778	$16,941	$(14,163)

As a result of the foregoing, net income for the three months ended June 30, 2019 was $6.2 million, a decrease of $13.7 million from net income of $19.9 million for the three months ended June 30, 2018. For the three months ended June 30, 2019, net income of $3.4 million was attributable to the holders of the Series A preferred units, an increase of $0.4 million from $3.0 million due to additional preferred units issued as part of our ATM program. Our limited partners' interest in net income for the three months ended June 30, 2019 was $2.8 million, a decrease of $14.1 million from limited partner’s interest in net income of $16.9 million for the three months ended June 30, 2018.

17

Segments

Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the three months ended June 30, 2019 and 2018:

	Three months ended		Positive
Majority Held FSRUs	June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Time charter revenues	$33,777	$35,510	$(1,733)
Other revenues	—	1,100	(1,100)
Total revenues	33,777	36,610	(2,833)
Vessel operating expenses	(9,064)	(5,462)	(3,602)
Administrative expenses	(821)	(921)	100
Segment EBITDA	23,892	30,227	(6,335)
Depreciation and amortization	(5,589)	(5,268)	(321)
Operating income (loss)	18,303	24,959	(6,656)
Gain (loss) on derivative instruments	—	544	(544)
Other financial income (expense), net	(2,689)	(6,839)	4,150
Income (loss) before tax	15,614	18,664	(3,050)
Income tax expense	(1,511)	(1,845)	334
Net income (loss)	$14,103	$16,819	$(2,716)

Time charter revenues for the three months ended June 30, 2019 were $33.8 million compared to $35.5 million for the three months ended June 30, 2018. As discussed above, the decrease was mainly due to lower time charter revenue for the Höegh Gallant. The Höegh Gallant had the equivalent of 16 days of off-hire due to the scheduled drydock for the three months ended June 30, 2019 compared with no days of off-hire for the three months ended June 30, 2018. The PGN FSRU Lampung and the Höegh Grace were both on-hire for the full three months periods ended June 30, 2019 and 2018.

Other revenue for the three months ended June 30, 2018 consists of insurance proceeds received for a claim related to the PGN FSRU Lampung's warranty work from prior periods.

Vessel operating expenses for the three months ended June 30, 2019 were $9.1 million, an increase of $3.6 million from $5.5 million for the three months ended June 30, 2018. The higher expense is mainly due to an increase in maintenance expenses of approximately $3.0 million as a result of maintenance activities completed during the drydock for the Höegh Gallant and the on-water survey for the PGN FSRU Lampung for the three months ended June 30, 2019 compared to the corresponding period of 2018. The remaining increase was due to higher ongoing vessel operating expenses, in part, due to lower levels of purchasing during the three months ended June 30, 2018.

Administrative expenses for the three months ended June 30, 2019 were $0.8 million, a decrease of $0.1 million from $0.9 million for the three months ended June 30, 2018. The decrease reflects lower administrative expenses for the Höegh Gallant and the Höegh Grace.

Segment EBITDA for the three months ended June 30, 2019 was $23.9 million, a decrease of $6.3 million from $30.2 million for the three months ended June 30, 2018. The Segment EBITDA was negatively impacted by the equivalent off-hire days for the Höegh Gallant for the three months ended June 30, 2019 while all three vessels were on-hire during the three months ended June 30, 2018. In addition, higher vessel operating expenses mainly due maintenance activities performed negatively contributed to the Segment EBITDA for the three months ended June 30, 2019 compared with the corresponding period of 2018.

18

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint Venture FSRUs for the three months ended June 30, 2019 and 2018:

	Three months ended		Positive
Joint Venture FSRUs	June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Time charter revenues	$10,752	$10,576	$176
Vessel operating expenses	(1,845)	(2,116)	271
Administrative expenses	(388)	(593)	205
Segment EBITDA	8,519	7,867	652
Depreciation and amortization	(2,452)	(2,399)	(53)
Operating income (loss)	6,067	5,468	599
Gain (loss) on derivative instruments	(4,649)	2,967	(7,616)
Other income (expense), net	(2,993)	(3,324)	331
Income (loss) before tax	(1,575)	5,111	(6,686)
Income tax expense	—	—	—
Net income (loss)	$(1,575)	$5,111	$(6,686)

Total time charter revenues for the three months ended June 30, 2019 were $10.8 million, an increase of $ 0.2 million compared to $10.6 million for the three months ended June 30, 2018. For the three months ended June 30, 2019, both the Neptune and the Cape Ann had higher time charter revenues related to reimbursement of project costs compared with the three months ended June 30, 2018.

Vessel operating expenses were $1.8 million for the three months ended June 30, 2019, a decrease of $0.3 million compared to $2.1 million for the three months ended June 30, 2018. Vessel operating expenses for the three months ended June 30, 2019 were lower for both vessels reflecting less costs incurred for maintenance and projects for the charterer.

Administrative expenses for the three months ended June 30, 2019 were $0.4 million, a decrease of $0.2 million from $0.6 million for the three months ended June 30, 2018. The lower administrative expenses for the three months ended June 30, 2019 were mainly due the additional administrative expenses for the three months ended June 30, 2018 related to preparations for a new project and the drydock of the Cape Ann that commenced in August 2018.

Segment EBITDA was $8.5 million for the three months ended June 30, 2019 compared with $7.9 million for the three months ended June 30, 2018.

Other. The following table sets forth details of other results for the three months ended June 30, 2019 and 2018:

	Three months ended		Positive
Other	June 30,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Administrative expenses	$(1,451)	$(1,180)	$(271)
Segment EBITDA	(1,451)	(1,180)	(271)
Operating income (loss)	(1,451)	(1,180)	(271)
Other financial income (expense), net	(4,921)	(785)	(4,136)
Income (loss) before tax	(6,372)	(1,965)	(4,407)
Income tax expense	—	(21)	21
Net income (loss)	$(6,372)	$(1,986)	$(4,386)

Administrative expenses and Segment EBITDA for the three months ended June 30, 2019 were $1.5 million, an increase of $0.3 million from $1.2 million for the three months ended June 30, 2018. The increase of $0.3 million reflects higher legal, audits and other advisor costs incurred in the three months ended June 30, 2019 in comparison to the three months ended June 30, 2018.

19

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and interest expense related to the $85 million revolving credit facility from Höegh LNG. In addition, for the three months ended June 30, 2019, other financial income (expense), net also includes interest expense, consisting of interest incurred, commitment fees and amortization of debt issuance costs, related to the $385 million facility drawn on January 31, 2019 with no comparable expenses for the three months ended June 30, 2018.

As of June 30, 2019, the revolving credit facility under the $385 million facility has not been drawn and a commitment fee is paid on the undrawn balance. Refer to "Liquidity and Capital Resources" below as well as notes 9 and 18 to the unaudited condensed interim consolidated financial statements for more details on the refinancing of the Gallant/Grace facility and the new $385 million facility.

Other financial income (expense), net was an expense of $4.9 million for the three months ended June 30, 2019, an increase of $4.1 million from $0.8 million for the three months ended June 30, 2018 principally due to higher interest expense as a result of drawing on the $385 million facility.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, the utilization of borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital, funding on-water surveys or drydocking and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital, including drydocking and on-water surveys, and maintaining cash reserves against fluctuations in operating cash flows.

Our sources of liquidity include cash balances, cash flows from our operations, interest payments from our advances to our joint ventures, our undrawn balance under the $85 million revolving credit facility from Höegh LNG and our undrawn balance under the $63 million revolving credit facility, as further described below. In addition, liquidity can also be supplemented, from time to time, by net proceeds of the ATM program, depending on the market conditions. Cash and cash equivalents are denominated primarily in U.S. dollars. We do not currently use derivative instruments for other purposes than managing interest rate risks. The advances to our joint ventures (accrued interest from prior periods on repaid shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. As discussed in note 14 under "Joint ventures claims and accruals" to the unaudited condensed interim consolidated financial statements, the joint ventures have recorded accruals for the probable liability for boil-off claim under the time charters. As a precaution, the joint ventures suspended payments on the shareholder loans as of September 30, 2017 pending the outcome of the boil-off claim since the amounts and timing of a potential settlement are not clear. The suspension of the payments on the shareholder loans reduces cash flows available to us. Dividend distributions from our joint ventures require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans (refer to note 7 of the unaudited condensed interim consolidated financial statements); and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh, as an Indonesian incorporated company, is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. As of June 30, 2019, PT Höegh LNG Lampung is in the process of establishing the required statutory reserves and therefore expects to be able to make dividend payments in the future under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loan distributions that can be made to the Partnership. Subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and/or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, Höegh Cyprus, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company. Dividends and other distributions from Höegh Cyprus, Höegh Colombia and Höegh FSRU IV may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. For a description of our credit facilities and revolving credit facilities, please see notes 15 and 20 to the audited consolidated financial statements contained in our 2018 Form 20-F as well as notes 9 and 11 to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K.

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As of June 30, 2019, the Partnership has no material commitments for capital expenditures. However, during the third quarter of 2019, the PGN FSRU Lampung will complete its class renewal survey while remaining on the water that commenced in the second quarter of 2019. Additional maintenance expenses are expected to be incurred for the PGN FSRU Lampung during the third quarter of 2019.

For the joint ventures, the Neptune will have a class renewal survey while remaining on the water during the third quarter of 2019. The majority of the survey expenditures are expected to be compensated by the charterer and the Neptune will remain on-hire. During the class survey of the Neptune, the joint venture expects to incur costs for certain capital improvements that will not be reimbursed by the charterer for which our 50% share is expected to be approximately $0.2 million for the year ended December 31, 2019. As discussed in note 14 under "Joint ventures claims and accruals" in our unaudited condensed interim consolidated financial statements, the joint ventures have a probable liability for a boil-off claim under the time charters. Our 50% share of the accrual was approximately $11.9 million as of June 30, 2019. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. The claim may be resolved through negotiation or arbitration. Subsequent to the partial determination of the arbitration, the parties have initiated discussions with the objective of reaching a negotiated solution. To the extent that excess boil-off claims result in a settlement, we would be indemnified by Höegh LNG for our share of the cash impact of any settlement. However, other concessions, if any, would not be expected to be indemnified.

A subsidiary of the Partnership, as the owner of the Höegh Gallant, has a lease and maintenance agreement with EgyptCo until April 2020. To date, the Partnership has not entered a new contract for the Höegh Gallant from April 2020. Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025, at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter. Höegh LNG’s ability to make payments to us with respect to an exercise of the option by us may be affected by events beyond our and its control, including opportunities to obtain new employment for the vessel, prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to us may be impaired. If Höegh LNG is unable to meet its obligations to us for the option, our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

On January 29, 2019, we entered into a loan agreement with a syndicate of banks to refinance the outstanding balances of the Gallant/Grace facility. The new facility includes a senior secured term loan and revolving credit facilities with an aggregate borrowing capacity of the lesser of (i) $385 million and (ii) 65% of the fair market value of the Höegh Gallant and 75% of the market value of the Höegh Grace as of the initial borrowing date. The $385 million facility is structured as a term loan with commercial and export tranches for each vessel to refinance outstanding amounts under the existing Gallant/Grace facility and a revolving credit facility for the Partnership with a drawing capacity of $63 million. On January 31, 2019, we drew $320 million under the commercial and the export credit tranches on the $385 million facility and used proceeds of $303.2 million and $1.6 million to settle the outstanding balance and accrued interest, respectively, on the Gallant/Grace facility and $5.5 million to pay arrangement fees (debt issuance cost) under the $385 million facility. The remaining proceeds of $9.6 million were used for general partnership purposes.

As of June 30, 2019, the total outstanding principal on our long-term debt was $482.9 million related to the Lampung and the $385 million facilities and the $85 million revolving credit facility. The book value of our total long-term debt was $472.5 million as of June 30, 2019. On May 28, 2019, the repayment date on the $85 million revolving credit facility was extended to January 1, 2023 and the terms amended for the interest rate to be LIBOR plus a margin of 1.4% in 2019, 3.0% in 2020 and 4.0% thereafter. For a description of our credit facilities and revolving credit facilities, please see notes 15 and 20 to the audited consolidated financial statements contained in our 2018 Form 20-F as well as notes 9 and 11 to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K.

We have not made use of derivative instruments for currency risk management purposes. We had interest rate swaps contracts for the Lampung facility ("Lampung interest rate swaps") and the $385 million facility ("$385 million interest rate swaps") as of June 30, 2019. As of June 30, 2019, we had outstanding interest rate swap agreements for a total notional amount of $381.9 million to hedge against the floating interest rate risks of our long-term debt under the Lampung facility and the $385 million facility. For additional information, refer to “Qualitative and Quantitative Disclosure About Market Risk” and note 13 to the unaudited condensed interim consolidated financial statements.

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As of June 30, 2019, we had cash and cash equivalents of $27.1 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $8.0 million and long-term restricted cash required under the Lampung facility was $12.9 million as of June 30, 2019. On August 12, 2019, we drew $48.3 million on the $63 million revolving credit facility under the $385 million facility. On August 13, 2019, we repaid $34.0 million on the $85 million revolving credit facility. As a result, the Partnership had undrawn balances of $76.2 million and $14.7 million on the $85 million revolving credit facility and $63 million revolving credit facility, respectively.

As of June 30, 2019, the Partnership's total current liabilities exceeded total current assets by $12.4 million. This is partly a result of the current portion of long-term debt of $44.7 million being classified as current while restricted cash of $12.9 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities. We believe our cash flows from operations, including distributions to us from PT Höegh, Höegh Cyprus, and Höegh FSRU IV as payment of intercompany interest and/or intercompany debt or dividends, will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows. In addition, we require liquidity to pay distributions to our unitholders. Our available balances on the $85 million revolving credit facility to Höegh LNG and the $63 million revolving credit facility provide sources of liquidity reserves to supplement funding of our distributions and other general liquidity needs. We believe our current resources, including the undrawn balance on the $85 million revolving credit facility to Höegh LNG and the undrawn balance on the $63 million revolving credit facility, are sufficient to meet our working capital requirements for our current business for the next twelve months.

On May 13, 2019, the Partnership drew $3.5 million under the $85 million revolving credit facility.

On May 15, 2019, the Partnership paid a quarterly cash distribution of $15.0 million, or $0.44 per common and subordinated unit, with respect to the first quarter of 2019.

On May 15, 2019, the Partnership paid a cash distribution of $3.4 million, or $0.546875 per Series A preferred unit, for the period commencing on February 15, 2019 to May 14, 2019.

On August 12, 2019, the Partnership drew $48.3 million on the revolving credit facility under the $385 million facility. On August 13, 2019, the Partnership repaid $34.0 million on the $85 million revolving credit facility.

On August 14, 2019, the Partnership paid a cash distribution of $15.0 million, or $0.44 per common and subordinated unit, with respect to the second quarter of 2019, equivalent to $1.76 per unit on an annual basis.

On August 15, 2019, the Partnership paid a cash distribution of $3.4 million, or $0.546875 per Series A preferred unit, for the period commencing on May 15, 2019 to August 14, 2019.

For the period from July 1, 2019 to August 19, 2019, we sold 2,134 Series A preferred units under our ATM program at an average gross sales price of $25.79 per unit and received net proceeds, after sales commissions, of $0.05 million. For the period from July 1, 2019 to August 19, 2019, we did not sell any common units under our ATM program. We sold 51,267 Series A preferred units and 53,160 common units under the ATM program in the second quarter of 2019. From the commencement of the ATM program in January 2018 through June 30, 2019, we have sold 1,580,337. Series A preferred units and 306,266 common units and received net proceeds of $40.0 million and $5.6 million, respectively. The compensation paid to the Agent for such sales was $0.8 million.

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Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash, cash equivalents and restricted cash for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars)	2019	2018	2019	2018
Net cash provided by (used in) operating activities	$17,706	$20,647	39,581	$39,972
Net cash provided by (used in) investing activities	(140)	943	(140)	1,863
Net cash provided by (used in) financing activities	(23,791)	(30,010)	(36,868)	(44,720)
Increase (decrease) in cash, cash equivalents and restricted cash	(6,225)	(8,420)	2,573	(2,885)
Effect of exchange rate changes on cash and cash equivalents	(13)	(54)	8	(54)
Cash, cash equivalents and restricted cash, beginning of period	54,273	48,816	45,454	43,281
Cash, cash equivalents and restricted cash, end of period	$48,035	$40,342	48,035	$40,342

Six Months Ended June 30, 2019 Compared with the Six Months Ended June 30, 2018

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $39.6 million for the six months ended June 30, 2019, a decrease of $0.4 million compared with $40.0 million for the six months ended June 30, 2018. Before changes in working capital, cash provided by operating activities was $39.2 million for the six months ended June 30, 2019, a decrease of $2.2 million compared to $41.4 million for the six months ended June 30, 2018. The decrease of $2.2 million was primarily due to higher maintenance expenses in the Majority held FSRU segment and the capitalized expenditure for drydocking related to the Höegh Gallant for the six months ended June 30, 2019 compared with the same period last year. These negative impacts from operations were partly offset by an increase in accrued interest expense as a result of the repayment schedule of the $385 million facility drawn on January 31, 2019, a positive impact as a result of settlement of the Gallant/Grace interest rate swap agreements on January 31, 2019, and a positive impact of including the repayment of principal on direct financing lease as a component of operating activities as a result of the new leasing standard adopted on January 1, 2019.

On January 1, 2019, we adopted the new leasing standard using the optional transition method to apply the new standard at the transition date of January 1, 2019 with no retrospective adjustments to prior periods. As of January 1, 2019, cash payments received for the principal portion of the direct financing lease related to the PGN FSRU Lampung are presented as an operating cash inflow rather than as an investing cash inflow as presented for prior periods in the consolidated statement of cash flows.

Changes in working capital increased net cash provided by operating activities by $0.4 million for the six months ended June 30, 2019, an increase of $1.9 million from a negative contribution of $1.4 million for the six months ended June 30, 2018. The increase in positive contribution of changes in working capital was mainly due to an increase in amounts due to owners and affiliates between the two periods partly offset by a decrease in trade receivables.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $0.1 million for the six months ended June 30, 2019 compared with net cash provided by investing activities of $1.8 million for the six months ended June 30, 2018. The change from net cash provided by investing activities to net cash used in investing activities of $2.0 million was mainly the result of reclassification of the receipts from repayment on principal on the direct financing lease from investing activities in 2018 to operating activities in 2019 due to adoption of the new standard as further described above.

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Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the six months ended June 30, 2019 was $36.9 million compared with $44.7 million for the six months ended June 30, 2018.

Net cash used in financing activities for the six months ended June 30, 2019 was mainly due to the repayment of long-term debt of $320.0 million which includes repayment of $9.5 million on the Lampung facility, repayment of $6.4 million on the $385 million facility, repayment of $0.9 million on the export credit tranche of the Gallant facility on January 29, 2019, and a settlement of $303.2 million of the remaining outstanding balance on the Gallant/Grace facility on January 31, 2019, our payment of $5.8 million in debt issuance costs under the $385 million facility, our payment of cash distributions to our common and subordinated unitholders of $30.0 million and our payment of cash distributions to the holders of our Series A preferred units of $6.8 million. This was partially offset by receipt of $320.0 million in proceeds under the $385 million facility drawn on January 31, 2019 and by receipt of $3.5 million under the $85 million revolving credit facility and proceeds of $1.0 million and $1.3 million for the issuance of common and Series A preferred units, respectively, under our ATM program.

Net cash used in financing activities for the six months ended June 30, 2018 was mainly due to the repayment of $9.5 million on the Lampung facility, $6.6 million on the Gallant facility, $6.6 million on the Grace facility and $11.5 million on the revolving credit facility, payment of $2.5 million on a customer loan for funding of VAT on import in Indonesia, our payment of cash distributions to our common and subordinated unitholders of $29.4 million and our payment of cash distributions to the holders of our Series A preferred units of $6.5 million. This was partially offset by receipt of $5.4 million under the revolving credit facility and proceeds of $2.9 million and $19.6 million for the issuance of common and Series A preferred units, respectively, under our ATM program.

As a result of the foregoing, cash, cash equivalents and restricted cash increased by $2.6 million for the six months ended June 30, 2019, while cash, cash equivalents and restricted cash decreased by $2.9 million for the six months ended June 30, 2018.

Three Months Ended June 30, 2019 Compared with the Three Months Ended June 30, 2018

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $17.7 million for the three months ended June 30, 2019, a decrease of $2.9 million compared with $20.6 million for the three months ended June 30, 2018. Before changes in working capital, cash provided by operating activities was $13.6 million for the three months ended June 30, 2019, a decrease of $7.9 million compared to $21.5 million for the three months ended June 30, 2018. The decrease of $7.9 million was primarily due to higher maintenance expenses in the Majority held FSRU segment and capitalized expenditure for drydocking related to the Höegh Gallant for the three months ended June 30, 2019 compared with the same period last year. The negative impact from operations was partly offset by a positive impact of including the repayment of principal on direct financing lease as a component of operating activities as a result of the new leasing standard adopted on January 1, 2019.

Changes in working capital reduced net cash provided by operating activities by $4.1 million for the three months ended June 30, 2019, an increase of $5.0 million from a negative contribution of $0.9 million for the three months ended June 30, 2018. The increase from negative to positive contribution of changes in working capital was mainly due to an increase in amounts due to owners and affiliates and an increase in prepaid expenses and other receivables between the two periods partly offset by a decrease in trade receivables.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $0.1 million for the three months ended June 30, 2019 compared with net cash provided by investing activities of $0.9 million for the three months ended June 30, 2018. The change from net cash provided by investing activities to net cash used in investing activities of $1.0 million was mainly the result of reclassification of the receipts from repayment on principal on the direct financing lease from investing activities in 2018 to operating activities in 2019 due to adoption of the new standard as further described above.

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Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the three months ended June 30, 2019 was $23.8 million compared with $30.0 million for the three months ended June 30, 2018.

Net cash used in financing activities for the three months ended June 30, 2019 was mainly due to the quarterly repayment of $4.8 million on the Lampung facility, the quarterly repayment of $6.4 million on the $385 million facility, our payment of cash distributions to our common and subordinated unitholders of $15.0 million and our payment of cash distributions to the holders of our Series A preferred units of $3.4 million. This was partially offset by receipt of $3.5 million under the $85 million revolving credit facility and proceeds of $1.0 million and $1.3 million for the issuance of common and Series A preferred units, respectively, under our ATM program.

Net cash used in financing activities for the three months ended June 30, 2018 was mainly due to the quarterly repayment of $4.8 million on the Lampung facility, $3.3 million on the Gallant facility, $3.3 million on the Grace facility, repayment of $11.5 million on the revolving credit facility, payment of $1.2 million on a customer loan for funding of VAT on import in Indonesia, our payment of cash distributions to our common and subordinated unitholders of $15.0 million and our payment of cash distributions to the holders of our Series A preferred units of $2.8 million. This was partially offset by receipt of $0.1 million and $11.7 million for the issuance of common and Series A preferred units, respectively, under our ATM program.

As a result of the foregoing, cash, cash equivalents and restricted cash decreased by $6.2 million for the three months ended June 30, 2019, while cash, cash equivalents and restricted cash decreased by $8.4 million for the three months ended June 30, 2018.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate risk, foreign currency risk, credit risk and concentrations of risk.

Interest Rate Risk, Derivative Instruments and Cash Flow Hedges

Cash flow hedging strategy

The Partnership is exposed to fluctuations in cash flows from floating interest rate exposure on its long-term debt used principally to finance its vessels. Interest rate swaps are used for the management of the floating interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the interest rate swaps. Interest rate swaps exchange a receipt of floating interest for a payment of fixed interest which reduce the exposure to interest rate variability on its outstanding floating-rate debt over the life of the interest rate swaps. As of June 30, 2019, there are interest rate swap agreements related to the Lampung facility ("Lampung interest rate swaps") and the commercial tranche of the $385 million facility floating rate debt ("$385 million interest rate swaps") that are designated as cash flow hedges for accounting purposes. As of June 30, 2018, there were interest rate swap agreements related to the Lampung, Gallant and Grace facilities floating rate debt that were designated as cash flow hedges for accounting purposes. As of January 31, 2019, the commercial and export credit tranches of the $385 million facility was drawn and financed the repayment of the Gallant and Grace facilities as of the same date. The interest rate swaps related to the Gallant and Grace facilities were also terminated on the same date.

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As of June 30, 2019, the following interest rate swap agreements were outstanding:

(in thousands of U.S. dollars)	Interest rate index	Notional amount	Fair value carrying amount liability	Term	Fixed interest rate (1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$126,553	(3,969)	Sept 2026	2.8%
$385 million facility swaps (2)	LIBOR	$63,826	(3,364)	Jan 2026	2.9%
$385 million facility swaps (2)	LIBOR	$63,826	(3,015)	Oct 2025	2.8%
$385 million facility swaps (2)	LIBOR	$63,826	(2,767)	Jan 2026	2.7%
$385 million facility swaps (2)	LIBOR	$63,826	(2,522)	Jan 2026	2.7%

1)	Excludes the margins paid on the floating—rate debt.

2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

Foreign Currency Risk

All financing, interest expenses from financing and most of our revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the six months ended June 30, 2019, and 2018, no derivative financial instruments have been used to manage foreign exchange risk.

Credit Risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire under certain circumstances. PGN also guarantees PGN LNG's obligations under the PGN FSRU Lampung time charter. The other time charters do not have parent company guarantees.

Concentration of Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. We do not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire under certain circumstances. No impairment loss was recorded for the three and six month periods ended June 30, 2019 and 2018 or the year ended December 31, 2018. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter for the PGN FSRU Lampung, the Höegh Gallant or the Höegh Grace terminate prematurely, or the option to acquire the PGN FSRU Lampung be exercised, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

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Non-GAAP Financial Measure

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization, taxes, and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Six months ended June 30, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$33,104	(1,223)	(11,590)	20,291			$20,291 (3)
Interest income	(252)	(236)	(244)	(732)	236	(4)	(496)
Interest expense	5,463	6,238	8,521	20,222	(6,238)	(4)	13,984
Gain (loss) on debt extinguishment	(1,030)	—	—	(1,030)	—		(1,030)
Depreciation and amortization	10,912	5,005	—	15,917	(5,005)	(5)	10,912
Other financial items (2)	1,715	7,185	91	8,991	(7,185)	(6)	1,806
Income tax (benefit) expense	3,421	—	—	3,421			3,421
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	6,002	(4)	6,002
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	5,005	(5)	5,005
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	7,185	(6)	7,185
Segment EBITDA	$53,333	16,969	(3,222)	67,080			$67,080

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	Six months ended June 30, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$31,854	14,481	(4,705)	41,630			$41,630 (3)
Interest income	(156)	(99)	(205)	(460)	99	(4)	(361)
Interest expense	12,141	6,690	1,641	20,472	(6,690)	(4)	13,782
Depreciation and amortization	10,536	4,800	—	15,336	(4,800)	(5)	10,536
Other financial items (2)	249	(9,482)	62	(9,171)	9,482	(6)	311
Income tax (benefit) expense	3,954	—	21	3,975			3,975
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	6,591	(4)	6,591
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	4,800	(5)	4,800
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(9,482)	(6)	(9,482)
Segment EBITDA	$58,578	16,390	(3,186)	71,782			$71,782

	Three months ended June 30, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$14,103	(1,575)	(6,372)	6,156			$6,156	(3)
Interest income	(181)	(108)	(116)	(405)	108	(4)	(297)
Interest expense	2,169	3,098	4,979	10,246	(3,098)	(4)	7,148
Depreciation and amortization	5,589	2,452	—	8,041	(2,452)	(5)	5,589
Other financial items (2)	701	4,652	58	5,411	(4,652)	(6)	759
Income tax (benefit) expense	1,511	—	—	1,511			1,511
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,990	(4)	2,990
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,452	(5)	2,452
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	4,652	(6)	4,652
Segment EBITDA	$23,892	8,519	(1,451)	30,960			$30,960

28

	Three months ended June 30, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$16,819	5,111	(1,986)	19,944			$19,944 (3)
Interest income	(76)	(59)	(98)	(233)	59	(4)	(174)
Interest expense	6,075	3,383	843	10,301	(3,383)	(4)	6,918
Depreciation and amortization	5,268	2,399	—	7,667	(2,399)	(5)	5,268
Other financial items (2)	296	(2,967)	40	(2,631)	2,967	(6)	336
Income tax (benefit) expense	1,845	—	21	1,866			1,866
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,324	(4)	3,324
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,399	(5)	2,399
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(2,967)	(6)	(2,967)
Segment EBITDA	$30,227	7,867	(1,180)	36,914			$36,914

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership's share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership's share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

29

RISK FACTORS

In addition to the other information set forth in the Report on Form 6-K, you should carefully consider the risk factors set forth below, as well as the risk factors beginning on page 14 in our 2018 Annual Report.

As a Marshall Islands partnership with principal executive offices in Bermuda, and also having subsidiaries in the Marshall Islands and other offshore jurisdictions, our operations may be subject to economic substance requirements of the European Union, which could harm our business.

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes (the “2017 Conclusions”). On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the “2019 Conclusions”). In the 2019 Conclusions, Bermuda and the Republic of the Marshall Islands, among others, were placed by the E.U. on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council on May 17, 2019 that Bermuda had been removed from the list of non-cooperative tax jurisdictions. Also, although not considered a non-cooperative jurisdiction in the 2017 Conclusions, the Cayman Islands were listed as having a “tax regime that facilitates offshore structures which attract profits without real economic activity.” E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.  In July 2019, the Registrar of Corporations for the Republic of the Marshall Islands announced that the Republic of the Marshall Islands expects to be removed from the blacklist following the September and October meetings of the EU Code of Conduct Group and the Economic and Financial Affairs Council. However, it is not assured that such removal will occur at that time, or at all.

We are a Marshall Islands partnership with principal executive offices in Bermuda. Our operating company is also a Marshall Islands entity and several of our subsidiaries are organized in the Cayman Islands. At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. These jurisdictions have enacted or may enact economic substance laws and regulations with which we may be obligated to comply. For example, on December 17, 2018, the House of Assembly of Bermuda passed the Economic Substance Act 2018 of Bermuda (the “Economic Substance Act”), which became operative on December 31, 2018, along with the Economic Substance Regulations 2018 of Bermuda. The Economic Substance Act requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities (as may be further prescribed) are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full time employees in Bermuda with suitable qualifications and (v) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity. Additionally, new legislation adopted in the Cayman Islands (which came into force on January 1, 2019) requires certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) carries out activities that are of central importance to the entity from the Cayman Islands, (ii) has held an adequate number of its board meetings in the Cayman Islands when judged against the level of decision-making required and (iii) has an adequate (a) amount of operating expenditures in the Cayman Islands, (b) physical presence in the Cayman Islands and (c) number of full-time employees in the Cayman Islands. New regulations adopted in the Marshall Islands (which came into force on January 1, 2019) requires certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

We do not know: if the E.U. will remove the Marshall Islands from, or add the Cayman Islands to, the list of non-cooperative jurisdictions; what additional actions the Marshall Islands may take, if any, to remove itself from the list; how quickly the E.U. would react to any changes in legislation of the Marshall Islands; or how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

30

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market conditions and trends for FSRUs and LNG carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;

•	our distribution policy and ability to make cash distributions on our units or any increases in the quarterly distributions on our common units;

•	restrictions in our debt agreements and pursuant to local laws on our joint ventures' and our subsidiaries' ability to make distributions;

•	our ability to settle or resolve the boil-off claim for the joint ventures, including the estimated amount thereof;

•	the ability of Höegh LNG to satisfy its indemnification obligations to the Partnership, including in relation to the boil-off claim;

•	our ability to compete successfully for future chartering opportunities;

•	demand in the FSRU sector or the LNG shipping sector, including demand for our vessels;

•	our ability to purchase additional vessels from Höegh LNG in the future;

•	our ability to integrate and realize the anticipated benefits from acquisitions;

•	our anticipated growth strategies; including the acquisition of vessels;

•	our anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in our operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;

•	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition, liquidity and creditworthiness of our existing or future customers and their ability to satisfy their obligations under our contracts;

•	our ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;
31

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our customers;

•	our ability to perform under our contracts and maintain long-term relationships with our customers;

•	our ability to leverage Höegh LNG's relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of our vessels and any related claims by Total S.A. or other customers;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of our vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of us and certain of our subsidiaries;

•	availability and cost of skilled labor, vessel crews and management;

•	the ability of Höegh LNG to meet its financial obligations to us, including its indemnity, guarantee and option obligations;

•	the number of offhire days and drydocking requirements, including our ability to complete scheduled drydocking on time and within budget;

•	our incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	risks inherent in the operation of our vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;

32

•	future sales of our common units and Series A preferred units in the public market;

•	our business strategy and other plans and objectives for future operations;

•	our ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that we file with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2018 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this report are made only as of the date of this report. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

33

F-1

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2019	2018	2019	2018
REVENUES
Time charter revenues	3,4	$33,777	$35,510	$69,852	$70,395
Other revenue	3,4	—	1,100	64	1,100
Total revenues		33,777	36,610	69,916	71,495
OPERATING EXPENSES
Vessel operating expenses		(9,064)	(5,462)	(14,957)	(11,215)
Administrative expenses		(2,272)	(2,101)	(4,848)	(4,888)
Depreciation and amortization		(5,589)	(5,268)	(10,912)	(10,536)
Total operating expenses	11	(16,925)	(12,831)	(30,717)	(26,639)
Equity in earnings (losses) of joint ventures	3,10	(1,575)	5,111	(1,223)	14,481
Operating income (loss)	3	15,277	28,890	37,976	59,337
FINANCIAL INCOME (EXPENSE), NET
Interest income	11	297	174	496	361
Interest expense	11,13	(7,148)	(6,918)	(13,984)	(13,782)
Gain (loss) on debt extinguishment		—	—	1,030	—
Gain (loss) on derivative instruments		—	544	—	1,175
Other items, net		(759)	(880)	(1,806)	(1,486)
Total financial income (expense), net	5	(7,610)	(7,080)	(14,264)	(13,732)
Income (loss) before tax		7,667	21,810	23,712	45,605
Income tax expense	6	(1,511)	(1,866)	(3,421)	(3,975)
Net income (loss)	3	$6,156	$19,944	$20,291	$41,630
Preferred unitholders' interest in net income		3,378	3,003	6,742	5,663
Limited partners' interest in net income (loss)		$2,778	$16,941	$13,549	$35,967

Earnings per unit
Common unit public (basic and diluted)	17	$0.07	$0.50	$0.38	$1.07
Common unit Höegh LNG (basic and diluted)	17	$0.10	$0.53	$0.44	$1.11
Subordinated unit (basic and diluted)	17	$0.10	$0.53	$0.44	$1.11

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-2

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2019	2018	2019	2018
Net income (loss)		$6,156	$19,944	$20,291	$41,630
Unrealized gains (losses) on cash flow hedge	13	(7,574)	745	(12,934)	4,572
Income tax benefit (expense)	13	(54)	(79)	(117)	(165)
Other comprehensive income (loss)		(7,628)	666	(13,051)	4,407
Comprehensive income (loss)		$(1,472)	$20,610	$7,240	$46,037
Preferred unitholders' interest in net income		3,378	3,003	6,742	5,663
Limited partners' interest in comprehensive income (loss)		$(4,850)	$17,607	$498	$40,374

 The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-3

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		June 30,	December 31,
	Notes	2019	2018
ASSETS
Current assets
Cash and cash equivalents	12	$27,137	$26,326
Restricted cash	12	8,011	6,003
Trade receivables	4,12	4,485	1,228
Amounts due from affiliates	4,11,12	2,481	4,328
Inventory		461	646
Current portion of net investment in direct financing lease		4,356	4,168
Derivative instruments	12,13	—	1,199
Prepaid expenses and other receivables		4,357	2,967
Total current assets		51,288	46,865
Long-term assets
Restricted cash	12	12,887	13,125
Vessels, net of accumulated depreciation		650,596	658,311
Other equipment		419	445
Intangibles and goodwill		18,939	20,739
Advances to joint ventures	7,12	3,679	3,536
Net investment in direct financing lease		276,679	278,905
Long-term deferred tax asset	6	199	174
Other long-term assets		936	940
Total long-term assets		964,334	976,175
Total assets		$1,015,622	$1,023,040

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-4

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		June 30,	December 31,
	Notes	2019	2018
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	9,12	$44,660	$45,458
Trade payables		490	529
Amounts due to owners and affiliates	11,12	3,691	2,301
Value added and withholding tax liability		722	1,175
Derivative instruments	12,13	2,199	259
Accrued liabilities and other payables	8	11,952	7,458
Total current liabilities		63,714	57,180
Long-term liabilities
Accumulated losses of joint ventures	10	4,031	2,808
Long-term debt	9,12	385,085	390,087
Revolving credit facility due to owners and affiliates	11,12	42,792	39,292
Derivative instruments	12,13	13,438	2,438
Long-term tax liability	6	1,936	1,725
Long-term deferred tax liability	6	10,878	8,974
Other long-term liabilities		137	99
Total long-term liabilities		458,297	445,423
Total liabilities		522,011	502,603
EQUITY
8.75% Series A Preferred Units	15,16	152,590	151,259
Common units public	15,16	317,626	325,250
Common units Höegh LNG	16	5,813	6,844
Subordinated units	16	35,970	42,421
Accumulated other comprehensive income (loss)		(18,388)	(5,337)
Total partners' capital		493,611	520,437
Total equity		493,611	520,437
Total liabilities and equity		$1,015,622	$1,023,040

 The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-5

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands of U.S. dollars)

	Partners' Capital
	8.75% Series A Preferred Units	Common Units Public	Common Units Höegh LNG	Subordinated Units	Accumulated Other Comprehensive Income	Total Equity
Consolidated balance as of December 31, 2017	$113,404	317,149	6,513	40,341	(2,748)	$474,659
Net income	12,303	34,409	4,257	26,653	—	77,622
Cash distributions to unitholders	(13,107)	(31,211)	(3,881)	(24,298)	—	(72,497)
Cash distribution to Höegh LNG	—	—	(325)	(2,028)		(2,353)
Cash contribution from Höegh LNG	—	—	234	1,467	—	1,701
Other comprehensive income	—	—	—	—	(2,589)	(2,589)
Net proceeds from issuance of common units	—	4,563	—	—	—	4,563
Net proceeds from issuance of Series A Preferred Units	38,659	—	—	—	—	38,659
Issuance of units for Board of Directors' fees	—	200	—	—	—	200
Other and contributions from owners	—	140	46	286	—	472
Consolidated balance as of December 31, 2018	$151,259	325,250	6,844	42,421	(5,337)	$520,437
Net income	6,742	6,901	916	5,732	—	20,291
Cash distributions to unitholders	(6,727)	(15,815)	(1,959)	(12,265)	—	(36,766)
Cash distribution to Höegh LNG	—	—	(9)	(55)	—	(64)
Other comprehensive income	—	—	—	—	(13,051)	(13,051)
Net proceeds from issuance of common units	—	1,029	—	—	—	1,029
Net proceeds from issuance of Series A Preferred Units	1,316	—	—	—	—	1,316
Issuance of units for Board of Directors' fees	—	155	—	—	—	155
Other and contributions from owners	—	106	21	137	—	264
Consolidated balance as of June 30, 2019	$152,590	317,626	5,813	35,970	(18,388)	$493,611

  The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-6

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
OPERATING ACTIVITIES
Net income (loss)	$6,156	$19,944	$20,291	$41,630
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,589	5,268	10,912	10,536
Equity in losses (earnings) of joint ventures	1,575	(5,111)	1,223	(14,481)
Changes in accrued interest income on advances to joint ventures	(73)	(63)	(143)	(134)
Amortization of deferred debt issuance cost and fair value of debt assumed	639	176	1,115	363
Amortization in revenue for above market contract	905	905	1,800	1,800
Expenditure for drydocking	(2,862)	—	(2,862)	—
(Gain) loss on debt extinguishment	—	—	(1,030)	—
Changes in accrued interest expense	(628)	(982)	2,178	(522)
Receipts from repayment of principal on direct financing lease	1,030	—	2,038	—
Unrealized foreign exchange losses (gains)	52	201	50	141
Gain (loss) on the settlement of the derivatives	—	—	(199)	—
Proceeds from settlement of derivatives	—	—	1,398	—
Unrealized loss (gain) on derivative instruments	24	(544)	6	(1,175)
Non-cash revenue: tax paid directly by charterer	(220)	(214)	(422)	(412)
Non-cash income tax expense: tax paid directly by charterer	220	214	422	412
Deferred tax expense and provision for tax uncertainty	910	1,426	1,973	2,931
Issuance of units for Board of Directors' fees	155	160	155	160
Other adjustments	159	114	264	162
Changes in working capital:
Trade receivables	973	2,089	(3,209)	3,156
Inventory	185	9	185	19
Prepaid expenses and other receivables	1,179	(492)	(623)	(1,104)
Trade payables	(130)	(218)	(48)	250
Amounts due to owners and affiliates	1,862	(2,222)	3,237	(807)
Value added and withholding tax liability	760	961	1,843	1,714
Accrued liabilities and other payables	(754)	(974)	(973)	(4,667)
Net cash provided by (used in) operating activities	17,706	20,647	39,581	39,972

INVESTING ACTIVITIES
Expenditure for vessel and other equipment	(140)	—	(140)	—
Receipts from repayment of principal on direct financing lease	—	943	—	1,863
Net cash provided by (used in) investing activities	$(140)	$943	$(140)	$1,863

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-7

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
FINANCING ACTIVITIES
Proceeds from long-term debt	$—	$—	$320,000	$—
Proceeds from loans and promissory notes due to owners and affiliates	3,500	—	3,500	5,400
Repayment of long-term debt	(11,165)	(11,364)	(320,086)	(22,729)
Payment of debt issuance costs	—	—	(5,797)	—
Repayment of amounts due to owners and affiliates	—	(11,500)	—	(11,500)
Repayment of customer loan for funding of value added liability on import	—	(1,194)	—	(2,459)
Net proceeds from issuance of common units	1,029	104	1,029	2,882
Net proceeds from issuance of 8.75% Series A Preferred Units	1,316	11,681	1,316	19,616
Cash distributions to limited partners and preferred unitholders	(18,407)	(17,737)	(36,766)	(35,930)
Repayment of indemnifications received from Höegh LNG	(64)	—	(64)	—
Net cash provided by (used in) financing activities	(23,791)	(30,010)	(36,868)	(44,720)

Increase (decrease) in cash, cash equivalents and restricted cash	(6,225)	(8,420)	2,573	(2,885)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(13)	(54)	8	(54)
Cash, cash equivalents and restricted cash, beginning of period	54,273	48,816	45,454	43,281
Cash, cash equivalents and restricted cash, end of period	$48,035	$40,342	$48,035	$40,342

Cash, cash equivalents and restricted cash; beginning of period:

	As of
	December 31,
	2018	2017
Cash and cash equivalents	$26,326	$22,679
Restricted cash - current asset	6,003	6,962
Restricted cash - non-current asset	13,125	13,640
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$45,454	$43,281

Cash, cash equivalents and restricted cash; end of period:

	As of
	June 30,
	2019	2018
Cash and cash equivalents	$27,137	$20,980
Restricted cash - current asset	8,011	5,958
Restricted cash - non-current asset	12,887	13,404
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$48,035	$40,342

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-8

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) is a publicly traded Marshall Islands limited partnership initially formed for the purpose of acquiring from Höegh LNG Holdings Ltd. (“Höegh LNG”) its interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung), SRV Joint Gas Ltd. (the owner of the Neptune), and SRV Joint Gas Two Ltd. (the owner of the Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”) in August 2014. As of June 30, 2019, the Partnership has a fleet of five floating storage regasification units (“FSRUs”).

On January 26, 2018, the Partnership entered into a sales agreement with B. Riley FBR Inc. (the “Agent”). Under the terms of the sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of common units and 8.75% Series A cumulative redeemable preferred units (“Series A preferred units”), from time to time, through the Agent, acting as an agent for the Partnership (the “ATM Program”). Sales of such units may be made in negotiated transactions or transactions that are deemed to be “at the market” offerings, including sales made directly on the New York Stock Exchange or through a market marker other than on an exchange. Refer to note 15.

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated financial statements. The PGN FSRU Lampung, the Höegh Gallant, the Höegh Grace, the Neptune and the Cape Ann are FSRUs and, collectively, referred to in these consolidated financial statements as the “vessels” or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, the owner of the Höegh Gallant, Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The Neptune and the Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer, Global LNG Supply S.A.S., a subsidiary of Total S.A. (“Total”), to extend for up to one additional period of ten years or two additional periods of five years each. The PGN FSRU Lampung operates under a long term time charter which started in July 2014 with an expiration date in 2034, with an option for the charterer to extend for up to two additional periods of five years each, and uses the Mooring that was constructed, installed, and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”), a subsidiary of PT Pertamina, a government-controlled, Indonesian oil and gas producer, natural gas transportation and distribution company. The Höegh Gallant operates under a long-term time charter which started in April 2015 with an expiration date in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. EgyptCo had a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”) until October 2018. EgyptCo has an LNG carrier time charter with a third party from October 2018 until April 2020. Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025. The Höegh Grace operates under a long-term time charter which started in December 2016 with Sociedad Portuaria El Cayao S.A. E.S.P. ("SPEC"). SPEC is 51% owned by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% owned by private equity investors. The non-cancellable charter period of 10 years ends in December 2026. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, the Partnership will not be able to exercise its right to terminate in year 10.

F-9

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table lists the entities included in these consolidated financial statements and their purpose as of June 30, 2019.

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company, Owns 100% of Hoegh LNG Cyprus Limited
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns Cape Ann
Höegh LNG FSRU III Ltd. (100% owned) (3) (5)	Cayman Islands	Holding Company
Hoegh LNG Cyprus Limited (100% owned) (3)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned) (3)	Egypt	Branch of Hoegh LNG Cyprus Limited
Höegh LNG Colombia Holding Ltd. (100% owned) (4)	Cayman Islands	Owns 100% of Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S.
Höegh LNG FSRU IV Ltd. (100% indirectly owned) (4)	Cayman Islands	Owns Höegh Grace
Höegh LNG Colombia S.A.S. (100% indirectly owned) (4)	Colombia	Operating Company

(1)	PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated financial statements.

(2)	The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.

(3)	The ownership interests were acquired on October 1, 2015.

(4)	The 51% of the ownership interests were acquired on January 3, 2017, and the remaining 49% of the ownership interests were acquired on December 1, 2017.

(5)	On January 31, 2019, Höegh LNG FSRU III Ltd. transferred its ownership in Hoegh LNG Cyprus Limited to Höegh LNG Partners Operating LLC. As a result, the Partnership expects to liquidate Höegh LNG FSRU III Ltd. in the future.

F-10

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

2. Significant accounting policies

Basis of presentation

The accompanying unaudited condensed interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information. In the opinion of Management, all adjustments considered necessary for a fair presentation, which are of a normal recurring nature, have been included. All inter-company balances and transactions are eliminated. The footnotes are condensed and do not include all the disclosures required for a complete set of financial statements. Therefore, the unaudited condensed interim consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2018, included in the Partnership’s Annual Report on Form 20-F (the “Annual Report”).

It has been determined that PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, Höegh LNG Colombia Holding Ltd., SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity's residual returns or are exposed to a majority of its expected losses.

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity's expected residual returns and substantially all of the entity's activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated financial statements. Dividends may only be paid if the retained earnings are positive and a statutory reserve has been established equal to 20% of its paid-up capital under Indonesian law. As of June 30, 2019, PT Hoegh LNG Lampung is in the process of establishing the required statutory reserves and therefore is expected to be able to make dividend payments in the future under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loan distributions that can be made to the Partnership. Refer to note 9.

The Partnership has also determined that Hoegh LNG Cyprus Limited is a VIE, as the equity investment does not provide sufficient equity to permit the entity to finance its activities without intercompany loans. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Hoegh LNG Cyprus Limited are included in the consolidated financial statements. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Hoegh LNG Cyprus Limited may only be distributed out of profits and not from the share capital of the company. Dividends and other distributions from Hoegh LNG Cyprus Limited may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. Refer to note 9.

The Partnership has also determined that Höegh LNG Colombia Holding Ltd. is a VIE since the entity would not be able to finance its activities without intercompany loans to its subsidiary to finance the Höegh Grace. As of January 1, 2017, the Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives the majority of the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG Colombia Holding Ltd., and subsidiaries, are included in the consolidated financial statements with a non-controlling interest reflected for the minority share until December 1, 2017. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there is no longer a non-controlling interest in the Höegh Grace entities. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distributions. Höegh LNG Colombia Holding Ltd. is dependent upon receiving dividends or other distributions from Höegh LNG FSRU IV Ltd. or Höegh LNG Colombia to pay distributions to the Partnership. Dividends and other distributions from Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. Refer to note 9.

F-11

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership's carrying value is recorded in advances to joint ventures and accumulated losses of joint ventures in the consolidated balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $2.9 million and $2.8 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $1.1 million and $0.8 million, respectively, as of June 30, 2019 and December 31, 2018. The Partnership's carrying value for SRV Joint Gas Two Ltd. consists of a receivable for the advances of $0.8 million and $0.7 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities of $2.9 million and $2.0 million, respectively, as of June 30, 2019 and December 31, 2018. The major reason that the Partnership’s accumulated losses in the joint ventures are net liabilities is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. and eliminations for consolidation to the balance sheet. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated losses), as the shares are pledged as security for the joint ventures’ long-term bank debt, and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. If the charters terminate for any reason that does not result in a termination fee, the joint ventures’ long-term bank debt would be subject to mandatory repayment. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

Significant accounting policies

The accounting policies used in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2018 included in the Partnership’s Annual Report.

Changes to the accounting policies as a result of adopting revised guidance for derivatives and hedging and leases is as follows:

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the consolidated balance sheet and are subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the contract is designated as a hedging instrument and qualifies for hedge accounting.

For derivative instruments that are not designated or that do not qualify for hedge accounting, the changes in the fair value of the derivative instruments are recognized in earnings. In order to designate a derivative as a cash flow hedge, formal documentation of the relationship between the derivative and the hedged item is required. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge.

Interest rate swaps are used for the management of interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the interest rate swaps. As of January 1, 2019, the following accounting policies became effective for cash flow hedges of interest rate swaps.

For interest rate swaps qualifying as cash flow hedges, the fair value of the portion of the derivative instruments included in the assessment of hedge effectiveness ("hedge effectiveness") and the initial fair value of the hedge component excluded from hedge effectiveness are initially recorded in accumulated other comprehensive income as a component of total equity. Subsequent changes in fair value for the portion of the derivative instruments included in hedge effectiveness are recorded in other comprehensive income. In the periods when the hedged items affect earnings (interest expense is incurred for floating interest rate debt), the associated fair value changes on the hedging derivatives are transferred from accumulated other comprehensive income to the same line (interest expense) in the consolidated statement of income as the earnings effect of the hedged item.

F-12

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The initial fair value component excluded from hedge effectiveness is amortized to earnings over the life of the hedging instrument. The amortization is recognized the same line (interest expense) in the consolidated statement of income as the earnings effect of the hedged item. Any difference in the change in fair value of the hedge components excluded from hedge effectiveness and the amount recognized in earnings is recorded as a component of other comprehensive income. Prospective and retrospective hedge effectiveness is assessed on an ongoing basis. If a cash flow hedge is no longer deemed highly effective, hedge accounting is discontinued. If a cash flow hedge for an interest rate swap is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in accumulated other comprehensive income remain there until the hedged item impacts earnings, at which point they are amortized to earnings on a systematic and rational basis to interest expense in the consolidated statement of income. If the hedged items are no longer considered probable of occurring, amounts recognized in total equity are immediately transferred to interest expense in the consolidated statement of income. Cash flows from derivatives instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged.

Recently adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued revised guidance for leasing, Leases, that amends the accounting guidance on leases for both lessors and lessees. On January 1, 2019, the Partnership adopted the new standard using the optional transition method to apply the new standard at the transition date of January 1, 2019 with no retrospective adjustments to prior periods. Consequently, the accounting and disclosures for the prior periods continue to be presented in accordance with the previous standard for leases. The Partnership elected the package of practical expedients and has not reassessed conclusions under the previous standard about whether any expired or existing contracts are, or contain leases, lease classification, and initial direct costs for any existing leases. In addition, the election to use hindsight when determining lease term for modifications to existing leases at the transition date was applied. The Partnership adopted an accounting policy to apply the short-term lease expedient as a lessee for leases under 12-months. This includes classes of leases for office equipment, office premises and vehicles used for administrative purposes, as well as, short-term leases of equipment used for projects, drydocking or maintenance associated with the vessels.

The Partnership is the lessor for the time charters for its FSRUs. There were no changes to the timing or amount of revenue recognized and, therefore, no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessor accounting. Additional qualitative and quantitative disclosures are required and have been implemented for reporting periods beginning as of January 1, 2019, while prior periods are not adjusted and continue to be reported under the previous accounting standards. Refer to note 4 for the qualitative and quantitative disclosures provided. As of January 1, 2019, cash payments received for the principal portion of the direct financing lease are presented as an operating cash inflow rather than as an investing cash inflow as presented for prior periods in the consolidated statement of cash flows.

The Partnership does not have any material leased assets. Adoption of the new standard resulted in recording a right-of-use asset and a lease liability on the consolidated balance sheet for operating leases of $0.15 million and $0.15 million, respectively, as of January 1, 2019. There was no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessee accounting. As of June 30, 2019, the right-of-use asset and lease liability for operating leases was $0.13 million and $0.13 million, respectively. The right-of-use asset is included as a component of other equipment in the consolidated balance sheet. The current and long-term lease liabilities are included as components of accrued liabilities and other payables and other long-term liabilities, respectively.

In August 2017, the FASB issued revised guidance for Derivatives and Hedging, Targeted Improvements to Accounting for Hedging Activities. The guidance eliminates the requirement to separately measure and report hedge ineffectiveness. The entire change in fair value of the cash flow hedge included in the assessment of hedge effectiveness is included in other comprehensive income with the result that the hedge ineffectiveness is no longer recognized in earnings. Those amounts are reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. On January 1, 2019, the Partnership adopted the new standard on a prospective basis which had no material impact for accounting for cash flow hedges for the Partnership’s interest rate swaps. There was no cumulative effect adjustment to retained earnings from the initial application of the standard. However, certain amounts reclassified or recorded to earnings were reported as a component of interest expense in the first quarter of 2019 compared with the presentation in previous periods in the gain (loss) on derivative instruments line in the consolidated statements of income. In addition, the new disclosure requirements were applied on a prospective basis in note 13.

Recently issued accounting pronouncements

Recently issued accounting pronouncements are not expected to materially impact the Partnership.

F-13

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility is included in “Other.”

For the three and six months ended June 30, 2019 and 2018, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three and six months ended June 30, 2019 and 2018, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the consolidated financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the three and six months ended June 30, 2019 and 2018.

F-14

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended June 30, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$33,777	10,752	—	44,529	(10,752)	(1)	$33,777
Total revenues	33,777	10,752	—	44,529			33,777
Operating expenses	(9,885)	(2,233)	(1,451)	(13,569)	2,233	(1)	(11,336)
Equity in earnings (losses) of joint ventures	—	—	—	—	(1,575)	(1)	(1,575)
Segment EBITDA	23,892	8,519	(1,451)	30,960
Depreciation and amortization	(5,589)	(2,452)	—	(8,041)	2,452	(1)	(5,589)
Operating income (loss)	18,303	6,067	(1,451)	22,919			15,277
Gain (loss) on derivative instruments	—	(4,649)	—	(4,649)	4,649	(1)	—
Other financial income (expense), net	(2,689)	(2,993)	(4,921)	(10,603)	2,993	(1)	(7,610)
Income (loss) before tax	15,614	(1,575)	(6,372)	7,667	—		7,667
Income tax benefit (expense)	(1,511)	—	—	(1,511)	—		(1,511)
Net income (loss)	$14,103	(1,575)	(6,372)	6,156	—		$6,156
Preferred unitholders’ interest in net income	—	—	—	—	3,378	(2)	3,378
Limited partners' interest in net income (loss)	$14,103	(1,575)	(6,372)	6,156	(3,378)	(2)	$2,778

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

F-15

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended June 30, 2018
			Joint venture
	Majority		FSRUs		Total
	held		(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs		consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$35,510		10,576	—	46,086	(10,576)	(1)	$35,510
Other revenue	1,100	(3)	—	—	1,100	—	(1)	1,100
Total revenues	36,610		10,576	—	47,186			36,610
Operating expenses	(6,383)		(2,709)	(1,180)	(10,272)	2,709	(1)	(7,563)
Equity in earnings (losses) of joint ventures	—		—	—	—	5,111	(1)	5,111
Segment EBITDA	30,227		7,867	(1,180)	36,914
Depreciation and amortization	(5,268)		(2,399)	—	(7,667)	2,399	(1)	(5,268)
Operating income (loss)	24,959		5,468	(1,180)	29,247			28,890
Gain (loss) on derivative instruments	544		2,967	—	3,511	(2,967)	(1)	544
Other financial income (expense), net	(6,839)		(3,324)	(785)	(10,948)	3,324	(1)	(7,624)
Income (loss) before tax	18,664		5,111	(1,965)	21,810	—		21,810
Income tax expense	(1,845)		—	(21)	(1,866)	—		(1,866)
Net income (loss)	$16,819		5,111	(1,986)	19,944	—		$19,944
Preferred unitholders’ interest in net income	—		—	—	—	3,003	(2)	3,003
Limited partners' interest in net income (loss)	$16,819		5,111	(1,986)	19,944	(3,003)	(2)	$16,941

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

(3)	Other revenue consists of insurance proceeds received for claims related to repairs under the Mooring warranty. The Partnership was indemnified by Höegh LNG for the cost of the repairs related to the Mooring, subject to repayment to the extent recovered from insurance proceeds. Refer to notes 4, 11 and 14.

F-16

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Six months ended June 30, 2019
			Joint venture
	Majority		FSRUs		Total
	held		(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs		consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$69,852		21,081	—	90,933	(21,081)	(1)	$69,852
Other revenue	64	(3)	—	—	64		(1)	64
Total revenues	69,916		21,081	—	90,997			69,916
Operating expenses	(16,583)		(4,112)	(3,222)	(23,917)	4,112	(1)	(19,805)
Equity in earnings (losses) of joint ventures	—		—	—	—	(1,223)	(1)	(1,223)
Segment EBITDA	53,333		16,969	(3,222)	67,080
Depreciation and amortization	(10,912)		(5,005)	—	(15,917)	5,005	(1)	(10,912)
Operating income (loss)	42,421		11,964	(3,222)	51,163			37,976
Gain (loss) on debt extinguishment	1,030		—	—	1,030		(1)	1,030
Gain (loss) on derivative instruments	—		(7,190)	—	(7,190)	7,190	(1)	—
Other financial income (expense), net	(6,926)		(5,997)	(8,368)	(21,291)	5,997	(1)	(15,294)
Income (loss) before tax	36,525		(1,223)	(11,590)	23,712	—		23,712
Income tax expense	(3,421)		—	—	(3,421)	—		(3,421)
Net income (loss)	$33,104		(1,223)	(11,590)	20,291	—		$20,291
Preferred unitholders’ interest in net income	—		—	—	—	6,742	(2)	6,742
Limited partners' interest in net income (loss)	$33,104		(1,223)	(11,590)	20,291	(6,742)	(2)	$13,549

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

(3)	Other revenue consists of insurance proceeds received for claims related to repairs under the Mooring warranty. The Partnership was indemnified by Höegh LNG for the cost of the repairs related to the Mooring, subject to repayment to the extent recovered from insurance proceeds. The amount was refunded to Höegh LNG during the second quarter of 2019. Refer to notes 4, 11 and 14.

F-17

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of June 30, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Vessels, net of accumulated depreciation	$650,596	256,825	—	907,421	(256,825)	(1)	$650,596
Net investment in direct financing lease	281,035	—	—	281,035	—		281,035
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	3,679	3,679	—		3,679
Total assets	1,007,373	288,725	8,249	1,304,347	(288,725)	(1)	1,015,622
Accumulated losses of joint ventures	—	—	50	50	(4,081)	(1)	(4,031)
Expenditures for vessels & equipment	183	79	—	262	(79)	(2)	183
Expenditures for drydocking	2,862	39	—	2,901	(39)	(2)	2,862
Principal repayment direct financing lease	2,038	—	—	2,038	—		2,038
Amortization of above market contract	$1,800	—	—	1,800	—		$1,800

(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated losses of joint ventures.

(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

F-18

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Six months ended June 30, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$70,395	21,572	—	91,967	(21,572)	(1)	$70,395
Other revenue	1,100 (3)	—	—	1,100		(1)	1,100
Total revenues	71,495	21,572	—	93,067			71,495
Operating expenses	(12,917)	(5,182)	(3,186)	(21,285)	5,182	(1)	(16,103)
Equity in earnings (losses) of joint ventures	—	—	—	—	14,481	(1)	14,481
Segment EBITDA	58,578	16,390	(3,186)	71,782
Depreciation and amortization	(10,536)	(4,800)	—	(15,336)	4,800	(1)	(10,536)
Operating income (loss)	48,042	11,590	(3,186)	56,446			59,337
Gain (loss) on derivative instruments	1,175	9,482	—	10,657	(9,482)	(1)	1,175
Other financial income (expense), net	(13,409)	(6,591)	(1,498)	(21,498)	6,591	(1)	(14,907)
Income (loss) before tax	35,808	14,481	(4,684)	45,605	—		45,605
Income tax expense	(3,954)	—	(21)	(3,975)	—		(3,975)
Net income (loss)	$31,854	14,481	(4,705)	41,630	—		$41,630
Preferred unitholders’ interest in net income	—	—	—	—	5,663	(2)	5,663
Limited partners' interest in net income (loss)	$31,854	14,481	(4,705)	41,630	(5,663)	(2)	$35,967

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

(3)	Other revenue consists of insurance proceeds received, subsequent to June 30, 2018, for claims related to repairs under the Mooring warranty. The Partnership was indemnified by Höegh LNG for the cost of the repairs, subject to repayment to the extent recovered from insurance proceeds. The amount was refunded to Höegh LNG during the third quarter of 2018. Refer to notes 4, 11 and 14.

	As of December 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Vessels, net of accumulated depreciation	$658,311	261,614	—	919,925	(261,614)	(1)	$658,311
Net investment in direct financing lease	283,073	—	—	283,073	—		283,073
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	3,536	3,536	—		3,536
Total assets	1,007,202	286,283	15,838	1,309,323	(286,283)	(1)	1,023,040
Accumulated losses of joint ventures	—	—	50	50	(2,858)	(1)	(2,808)
Expenditures for vessels & equipment	257	3,305	—	3,562	(3,305)	(2)	257
Expenditures for drydocking	—	2,490	—	2,490	(2,490)	(2)	—
Principal repayment direct financing lease	3,814	—	—	3,814	—		3,814
Amortization of above market contract	$3,631	—	—	3,631	—		$3,631

(1)

Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated losses of joint ventures.

(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4. Time charter revenues and related contract balances

The Partnership presents its revenue by segment, disaggregated by revenue recognized in accordance with accounting standards on leasing and on revenue from contracts with customers for time charter services. In addition, material elements where the nature, amount, timing and uncertainty of revenue and cash flows differ from the monthly invoicing under time charter contracts are separately presented. Revenue recognized for the Majority held FSRUs includes the amortization of above market contract intangibles. Revenue recognized for Joint venture FSRUs includes the amortization of deferred revenues related to the charterer's reimbursements for certain vessel modifications and drydocking costs. As a result, the timing of cash flows differs from monthly time charter invoicing. The Partnership believes the nature of its time charter contracts are same, regardless of whether the contracts are accounted for as direct financing leases or operating leases for accounting purposes. As such, when adopting the revised guidance on leases, the Partnership did not elect to apply the practical expedient to not separate lease and services components for operating leases because this would result in inconsistent disclosure for the time charter contracts.

The following tables summarize the disaggregated revenue of the Partnership by segment for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30, 2019
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total segment reporting	Eliminations (1)	Consolidated reporting
Lease revenues, excluding amortization (2)	$21,239	6,405	—	27,644	(6,405)	$21,239
Time charter service revenues, excluding amortization	13,443	3,713	—	17,156	(3,713)	13,443
Amortization of above market contract intangibles	(905)	—	—	(905)	—	(905)
Amortization of deferred revenue for modifications & drydock	—	634	—	634	(634)	—
Total revenues (4)	$33,777	10,752	—	44,529	(10,752)	$33,777

	Three months ended June 30, 2018
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total segment reporting	Eliminations (1)	Consolidated reporting
Lease revenues, excluding amortization (2)	$22,467	6,405	—	28,872	(6,405)	$22,467
Time charter service revenues, excluding amortization	13,948	3,598	—	17,546	(3,598)	13,948
Amortization of above market contract intangibles	(905)	—	—	(905)	—	(905)
Amortization of deferred revenue for modifications & drydock	—	573	—	573	(573)	—
Other revenue (3)	1,100	—	—	1,100	—	1,100
Total revenues (4)	$36,610	10,576	—	47,186	(10,576)	$36,610

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Six months ended June 30, 2019
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total segment reporting	Eliminations (1)	Consolidated reporting
Lease revenues, excluding amortization (2)	$43,614	12,739	—	56,353	(12,739)	$43,614
Time charter service revenues, excluding amortization	28,038	6,990	—	35,028	(6,990)	28,038
Amortization of above market contract intangibles	(1,800)	—	—	(1,800)	—	(1,800)
Amortization of deferred revenue for modifications & drydock	—	1,352	—	1,352	(1,352)	—
Other revenue (3)	64	—	—	64	—	64
Total revenues (4)	$69,916	21,081	—	90,997	(21,081)	$69,916

	Six months ended June 30, 2018
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total segment reporting	Eliminations (1)	Consolidated reporting
Lease revenues, excluding amortization (2)	$44,146	12,739	—	56,885	(12,739)	$44,146
Time charter service revenues, excluding amortization	28,049	7,657	—	35,706	(7,657)	28,049
Amortization of above market contract intangibles	(1,800)	—	—	(1,800)	—	(1,800)
Amortization of deferred revenue for modifications & drydock	—	1,176	—	1,176	(1,176)	—
Other revenue (3)	1,100	—	—	1,100	—	1,100
Total revenues (4)	$71,495	21,572	—	93,067	(21,572)	$71,495

(1)	Eliminations reverse the proportional amounts of revenue for Joint venture FSRUs to reflect the consolidated revenues included in the consolidated income statement. The Partnership's share of the Joint venture FSRUs revenues is included in Equity in earnings (loss) of joint ventures on the consolidated income statement.

(2)	The direct financing lease revenues comprise about one-fourth of the total lease revenues for the three and six months ended June 30, 2019.
(3)	Other revenue consists of insurance proceeds received for claims related to repairs under the Mooring warranty. The Partnership was indemnified by Höegh LNG for the cost of the repairs related to the Mooring, subject to repayment to the extent recovered from insurance proceeds. Refer to notes 11 and 14.
(4)	Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for advance collection of income taxes or final income tax is recorded as a component of total revenues and is disclosed separately in the consolidated statement of cash flows.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Partnership’s risk and exposure related to uncertainty of revenues or cash flows related to its long-term time charter contracts primarily relate to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterers’ gas output or the utilization of the FSRU.

The consolidated trade receivables, contract assets, contract liabilities and refund liabilities included in the tables below, exclude the balances for the Joint venture FSRUs. The Partnership’s share of net assets in the Joint venture FSRUs are recorded in the consolidated balance sheet using the equity method on the line accumulated losses in joint ventures.

The following table summarizes the allocation of consolidated receivables between lease and service components:

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2019	2018
Trade receivable for lease	$4,125	$2,898
Trade receivable for time charter services	2,841	2,658
Total trade receivable and amounts due from affiliates	$6,966	$5,556

There were no impairment losses for trade receivables for lease or time charter services or contract assets for the three and six months ended June 30, 2019 or for the year ended December 31, 2018.

The following tables summarize the consolidated contract assets, contract liabilities and refund liabilities to customers for the six months ended June 30, 2019 and for the year ended December 31, 2018:

	Lease related		Services related
	Contract	Contract	Contract	Refund liability
(in thousands of U.S. dollars)	asset	liability	asset	to charters
Balance January 1, 2019	$7,517	(7,517)	—	$(1,834)
Additions	—	—	—	(531)
Reduction for receivables recorded	(411)	—	—	(325)
Reduction for revenue recognized (excluding amortization)	—	411	—	—
Repayments of refund liabilities to charterer	—	—	—	1,101
Balance June 30, 2019	7,106	(7,106)	—	(1,589)
Netting of contract asset and contract liability	(7,106)	7,106	—	—
Balance reflected in balance sheet June 30, 2019	$—	—	—	$(1,589)

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Lease related		Services related
	Contract	Contract	Contract	Refund liability
(in thousands of U.S. dollars)	asset	liability	asset	to charters
Balance January 1, 2018	$8,326	(8,326)	303	$(6,187)
Additions	—	—	—	(1,747)
Reduction for receivables recorded	(809)	—	(303)	—
Reduction for revenue recognized (excluding amortization)	—	809	—	—
Reduction for revenue recognized from previous years	—	—	—	2,772
Repayments of refund liabilities to charterer	—	—	—	3,328
Balance December 31, 2018	7,517	(7,517)	—	(1,834)
Netting of contract asset and contract liability	(7,517)	7,517	—	—
Balance reflected in balance sheet December 31, 2018	$—	—	—	$(1,834)

Contract assets are reported in the consolidated balance sheet as a component of prepaid expenses and other receivables. Current and non-current contract liabilities are reported in the consolidated balance sheet as components of accrued liabilities and other payables and other long-term liabilities, respectively. Refund liabilities are reported in the consolidated balance sheet as a component of accrued liabilities and other payables.

Under one of the time charter contracts, the contract provided for additional payments, including a finance component, over the initial term depending upon the actual commencement date of the contract within a defined window of potential commencement dates. The net present value of the additional payments was recorded as a lease related contract asset and a contract liability. The contract asset and contract liability are netted per customer.

The service-related contract asset reflected in the balance sheet relates to accrued revenue for reimbursable costs from charterers.

Refund liabilities to charterers include invoiced revenue to be refunded to charterers for estimated reimbursable costs that exceeded the actual cost incurred and for non-compliance with performance warranties in the time charter contracts that result in reduction of hire, liquidated damages or other performance related payments.

During the six months ended June 30, 2019 the major changes in the refund liability to charterers related to the settlement of a 2018 performance claim of $1,101. During the year ended December 31, 2018, the major changes in the refund liability to charterers related to recognition of previously constrained revenue related to prior periods' performance obligations of $2,772 and repayment of $3,328 for the conclusion of audits by a charterer for the amount the charterer would reimburse for certain 2014, 2015 and 2016 costs.

As a result of adopting the revised guidance on leasing as of January 1, 2019, the lessor accounting did not change. Refer to note 2. Significant accounting policies; Time charter revenues, related contract balances and expenses; Lease revenue recognition; and Significant judgments in revenue recognition in the Partnership’s 2018 Annual Report for a description of the leases, lessor accounting policy and significant judgments made in applying lease accounting.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of June 30, 2019, the minimum contractual future revenues to be received under the time charters for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Service related	Lease related	Total
2019 (excluding the six months ended June 30, 2019)	$17,338	46,146	$63,484
2020	24,880	71,100	95,980
2021	19,703	59,903	79,606
2022	19,703	59,903	79,606
2023	19,703	59,903	79,606
2024	19,703	59,903	79,606
Thereafter	116,386	346,369	462,755
Total	$237,416	703,227	$940,643
Operating lease		$255,184
Direct financing lease		448,043
Discounting effect		(313,008)
Direct financing lease receivable		$135,035

The long-term time charter for the PGN FSRU Lampung with PGN LNG has an initial term of 20 years from the acceptance date of October 30, 2014 and the contract expires in 2034. The time charter hire payments began July 21, 2014 when the project was ready to begin commissioning. The lease element of the time charter is accounted for as a direct financing lease. The minimum contractual future revenues in the table above include the fixed payments for the services and lease elements for the initial term but exclude the variable fees from the charterer for vessel operating expenses and reimbursement of tax expenses. The charterer has an option to purchase the PGN FSRU Lampung, which can be exercised after the third anniversary of the commencement of the charter until the twentieth anniversary, at stated prices in the time charter. The minimum contractual future revenues do not include the unexercised purchase option price. Should the purchase option be exercised in the short to medium term, the contractual price would exceed the net investment in financing lease, but the future hire payments would cease. The time charter also provides options for the charterer to extend the lease term for two five-year periods. Unexercised option periods are excluded from the minimum contractual future revenues.

The long-term time charter for the Höegh Gallant has an initial term of five years from April 2015 and the contract expires in 2020. The lease element of the time charter is accounted for as an operating lease. The minimum contractual future revenues in the table above include the fixed payments for the services element and the lease element which also covers the vessel operating expenses and taxes. Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the initial five-year charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter plus any incremental taxes or operating expenses as a result of the new charter. Unexercised option periods are excluded from the minimum contractual future revenues.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

 The long-term time charter for the Höegh Grace has an initial term of 20 years and a non-cancellable lease period of 10 years and expires in 2036. Only the non-cancellable lease period is included the minimum contractual future revenues. The minimum contractual future revenues in the table above include the fixed payments for the services element and lease element but exclude the variable fees from the charterer for vessel operating expenses and reimbursement of certain taxes. Each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if the charterer waives its right to terminate in year 10 within a certain deadline, the Partnership will not be able to exercise its right to terminate in year 10. The charterer has an option to purchase the Höegh Grace at a price specified in the Höegh Grace charter in year 15 and year 20 of such charter. The minimum contractual future revenues do not include the unexercised purchase option price.

The lease element of time charter hire for the PGN FSRU Lampung is recognized over the lease term using the effective interest rate method and is included in time charter revenues. The direct financing lease is reflected on the consolidated balance sheets as net investment in direct financing lease, including the direct financing lease receivable and unguaranteed residual value, as follows:

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2019	2018
Minimum lease payments	$589,074	$589,074
Unguaranteed residual value	146,000	146,000
Unearned income	(440,345)	(440,345)
Initial direct cost, net	3,095	3,095
Net investment in direct financing lease	297,824	297,824
Principal repayment and amortization	(16,789)	(14,751)
Net investment in direct financing lease at period end	281,035	283,073
Less: Current portion	(4,356)	(4,168)
Long term net investment in direct financing lease	$276,679	$278,905

Net investment in direct financing lease consists of:
Direct financing lease receivable	$135,035	$137,073
Unguaranteed residual value	146,000	146,000
Net investment in direct financing lease at period end	$281,035	$283,073

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

5. Financial income (expense), net

The components of financial income (expense), net are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars)	2019	2018	2019	2018
Interest income	$297	$174	$496	$361
Interest expense:
Interest expense	(6,361)	(6,742)	(12,609)	(13,382)
Commitment fees	(148)	—	(260)	(37)
Amortization of debt issuance cost and fair value of debt assumed	(639)	(176)	(1,115)	(363)
Total interest expense	(7,148)	(6,918)	(13,984)	(13,782)
Gain (loss) on debt extinguishment	—	—	1,030	—
Gain (loss) on derivative instruments	—	544	—	1,175
Other items, net:
Foreign exchange gain (loss)	(36)	(198)	(55)	(140)
Bank charges, fees and other	(85)	(37)	(138)	(72)
Withholding tax on interest expense and other	(638)	(645)	(1,613)	(1,274)
Total other items, net	(759)	(880)	(1,806)	(1,486)
Total financial income (expense), net	$(7,610)	$(7,080)	$(14,264)	$(13,732)

Interest income related to cash balances and interest accrued on the advances to the joint ventures for each of the three and six months ended June 30, 2019 and 2018. As of January 1, 2019, interest expense includes reclassifications from accumulated other comprehensive income and other gains or losses from derivatives due to the adoption of the revised guidance for derivatives and hedging. Refer to note 2. Refer to note 13 for additional information on the types of gains and losses on derivatives included in interest expense. Interest expense also includes interest related to the revolving credit facility from Höegh LNG, the Lampung facility, the Gallant/ Grace facility for the period from January 1, 2018 to January 31, 2019 and the $385 million facility for the period from January 31, 2019 to June 30, 2019. The gain on debt extinguishment relates to the refinancing of the Gallant/Grace facility with the $385 million facility. When the entities owning the Höegh Gallant and the Höegh Grace were acquired, a premium on the debt under the Gallant/Grace facility was recognized. The unamortized balance was recorded as a gain when the debt was extinguished on January 31, 2019. Refer to note 9.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6. Income tax

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiaries incorporated in Singapore, Indonesia, Cyprus, the UK and for certain Colombian source income. The income tax expense recorded in the consolidated income statements was $1,511 and $1,866 for the three months ended June 30, 2019 and 2018, respectively, and $3,421 and $3,975 for the six months ended June 30, 2019 and 2018, respectively. For the three and six months ended June 30, 2019 and 2018, the income tax expense principally related to subsidiaries in Indonesia, Singapore and Colombia. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. The Partnership concluded these third-party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $220 and $422 for the three and six months ended June 30, 2019, respectively. The amount of non-cash income tax expense was $214 and $412 for the three and six-months ended June 30, 2018, respectively.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the three and six months ended June 30, 2019 and 2018, there were increases in uncertain tax positions of $211 and $407, respectively. As of June 30, 2019, and December 31, 2018, the unrecognized tax benefits were $1,936 and $1,725, respectively.

7. Advances to joint ventures

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2019	2018
Current portion of advances to joint ventures	$—	$—
Long-term advances to joint ventures	3,679	3,536
Advances/shareholder loans to joint ventures	$3,679	$3,536

The Partnership had advances of $2.9 million and $2.8 million due from SRV Joint Gas Ltd. as of June 30, 2019 and December 31, 2018, respectively. The Partnership had advances of $0.8 million and $0.7 million due from SRV Joint Gas Two Ltd. as of June 30, 2019 and December 31, 2018, respectively. The joint ventures repaid the original principal of all shareholder loans during 2016. As of June 30, 2019, the outstanding balances are accrued interest on the shareholder loans.

As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans is classified as long-term as of June 30, 2019 and December 31, 2018. Refer to note 14 under “Joint ventures claims and accruals.” The advances, including accrued interest, can be repaid based on available cash after servicing of long-term bank debt. There are no financial covenants in the joint ventures’ bank debt facilities, but certain other covenants and restrictions apply. Certain conditions apply to making distributions for the shareholder loans or dividends, including meeting a 1.20 historical and projected debt service coverage ratio. As of June 30, 2019, the 1.20 historical debt service coverage ratio had not been met by SRV Joint Gas Two Ltd. As a result, no payments on the shareholder loans can be made until the debt service coverage ratio is met in future periods. As of June 30, 2019, both the 1.20 historical and projected debt service coverage ratios were met by SRV Joint Gas Ltd. As a result, SRV Joint Gas Ltd. qualifies to make payments on the shareholder loans. However, due to planned maintenance expenses to be incurred in 2020, the 1.20 projected debt service coverage ratio is not expected to be met as of September 30, 2019.

8. Accrued liabilities and payables

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2019	2018
Accrued administrative and operating expenses	$6,191	$3,004
Current tax payable	552	1,375
Refund liabilities	1,589	1,834
Current portion of advance for refundable value added tax	438	429
Accrued interest	2,782	604
Other accruals and payables	400	212
Total accrued liabilities and other payables	$11,952	$7,458

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Long-term debt

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2019	2018
Lampung facility:
Export credit tranche	$101,653	$109,096
FSRU tranche	24,900	26,988
Gallant facility:
Commercial tranche	—	111,264
Export credit tranche	—	29,333
Grace facility:
Commercial tranche	—	135,813
Export credit tranche	—	27,750
$385 million facility:
Commercial tranche	259,101	—
Export credit tranche	54,500	—
Outstanding principal	440,154	440,244
Lampung facility unamortized debt issuance cost	(5,041)	(5,809)
Gallant facility unamortized fair value of debt assumed	—	215
Grace facility unamortized fair value of debt assumed	—	895
$385 million facility unamortized debt issuance costs	(5,368)	—
Total debt	429,745	435,545
Less: Current portion of long-term debt	(44,660)	(45,458)
Long-term debt	$385,085	$390,087

Lampung facility

PT Hoegh LNG Lampung is the Borrower and Höegh LNG is the guarantor for the Lampung facility.

The primary financial covenants under the Lampung facility are as follows:

•	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested on each quarterly repayment date;
•	Guarantor’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
•	Guarantor’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

As of June 30, 2019, the borrower and the guarantor were in compliance with the financial covenants under the Lampung facility.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. The Lampung facility limits, among other things, the ability of the borrower to change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Gallant/Grace facility

The Gallant/Grace facility included two borrowers, the Partnership’s subsidiaries owning the Höegh Gallant and the Höegh Grace. The Gallant/Grace facility included two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). Höegh LNG, Höegh LNG Colombia Holding Ltd., Höegh LNG FSRU III Ltd. and the Partnership were guarantors for the facility.

On January 31, 2019, the outstanding balance and accrued interest of $303.2 million and $1.6 million, respectively, on the Gallant/Grace facility was repaid from the proceeds of the $385 million facility. The unamortized balance of the fair value of debt assumed, or premium, was recorded as a gain when the debt was extinguished. Refer to note 5. The interest rate swaps related to the Gallant/Grace facility were terminated on the same date. Refer to note 13.

$385 million facility

On January 29, 2019, the Partnership entered a loan agreement with a syndicate of banks to refinance the outstanding balances of the Gallant/Grace facility. Höegh LNG Partners LP is the borrower (the “Borrower”) for the senior secured term loan and revolving credit facility (the “$385 million facility”). The aggregate borrowing capacity is $320 million on the senior secured term loan (which includes a commercial tranche and the export credit tranche) and $63 million on the revolving credit facility. Hoegh LNG Cyprus Limited, Höegh LNG FSRU IV Ltd., (collectively, the "Vessel Owners"), Höegh LNG Colombia S.A.S., and Höegh LNG Egypt LLC, a subsidiary of Höegh LNG, are guarantors for the facility.

On January 31, 2019, the Partnership drew $320 million under the commercial and the export credit tranches on the $385 million facility to settle $303.2 million and $1.6 million of the outstanding balance and accrued interest, respectively, on the Gallant/Grace facility and used proceeds of $5.5 million to pay arrangement fees due under the $385 million facility. The remaining proceeds of $9.6 million were used for general partnership purposes. The revolving credit facility under the $385 million facility was not drawn as of June 30, 2019.

The primary financial covenants under the $385 million facility are as follows:

•	The Partnership must maintain

o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of

▪	25% of total assets, and

▪	$150 million

o	Consolidated working capital (current assets, excluding intercompany receivables and marked-to-market value of any financial derivative, less current liabilities, excluding intercompany payables, marked-to-market value of any financial derivative and the current portion of long-term debt) shall at all times be greater than zero
o	Minimum liquidity (cash and cash equivalents and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of

▪	$15 million, and

▪	$2.5 million multiplied by the number of vessels owned or leased by the Partnership (prorate for partial ownership), subject to a cap of $20 million

•	The Vessel Owners must maintain a ratio of combined EBITDA to debt service (principal repayments, guarantee commission, commitment fees and interest expense) for the preceding twelve months of a minimum of 115%

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant, the Höegh Grace and any additional security must be at least 125% of the aggregate outstanding loan balance.

As of June 30, 2019, the borrower and the Vessel Owners were in compliance with the financial covenants.

Under the $385 million facility, cash accounts are freely available for the use of the Borrower and the guarantors, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrower and the guarantors would remain in compliance with the financial covenants. The $385 million facility limits, among other things, the ability of the Borrower and the guarantors to change their business, grant liens on the Höegh Gallant or the Höegh Grace, incur additional indebtedness that is not at pari passu with the $385 million facility, enter into intercompany debt that is not subordinated to the $385 million facility and for the Vessel Owners to make investments or acquisitions.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

10. Investments in joint ventures

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of the Neptune) and SRV Joint Gas Two Ltd. (owner of the Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars)	2019	2018	2019	2018
Time charter revenues	$18,865	$19,893	$37,867	$39,548
Other income	2,639	1,259	4,295	3,595
Total revenues	21,504	21,152	42,162	43,143
Operating expenses	(4,467)	(5,417)	(8,226)	(10,364)
Depreciation and amortization	(5,058)	(4,952)	(10,317)	(9,907)
Operating income	11,979	10,783	23,619	22,872
Unrealized gain (loss) on derivative instruments	(9,297)	5,933	(14,379)	18,963
Other financial expense, net	(5,985)	(6,648)	(11,994)	(13,181)
Net income (loss)	$(3,303)	$10,068	$(2,754)	$28,654
Share of joint ventures owned	50%	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	(1,652)	5,034	(1,377)	14,327
Eliminations	77	77	154	154
Equity in earnings (losses) of joint ventures	$(1,575)	$5,111	$(1,223)	$14,481

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2019	2018
Cash and cash equivalents	$15,278	$7,958
Restricted cash	19,625	13,844
Other current assets	3,187	1,894
Total current assets	38,090	23,696
Restricted cash	25,709	25,448
Vessels, net of accumulated depreciation	529,438	539,324
Deferred charges	—	194
Total long-term assets	555,147	564,966
Current portion of long-term debt	27,435	26,599
Amounts and loans due to owners and affiliates	707	1,215
Derivative instruments	12,655	10,178
Refund liabilities (1)	26,337	26,055
Other current liabilities	15,705	8,924
Total current liabilities	82,839	72,971
Long-term debt	389,290	403,052
Loans due to owners and affiliates	7,359	7,071
Derivative instruments	63,465	51,563
Other long-term liabilities	42,558	43,526
Total long-term liabilities	502,672	505,212
Net liabilities	$7,726	$10,479
Share of joint ventures owned	50%	50%
Share of joint ventures net liabilities before eliminations	3,863	5,240
Eliminations	(7,894)	(8,048)
Accumulated losses of joint ventures	$(4,031)	$(2,808)

(1)	Refund liabilities include the accrual for the boil-off claim (refer to note 14) and other refundable amounts due to the charterer.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

11. Related party transactions

Income (expenses) from related parties

As described in Related party agreements below, subsidiaries of Höegh LNG have provided the administrative services to the Partnership and ship management and/or technical support services for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace.

Related party amounts included in the consolidated statements of income for the three and six months ended June 30, 2019 and 2018 or in the consolidated balance sheets as of June 30, 2019 and December 31, 2018 are as follows:

	Three months ended		Six months ended
Statement of income	June 30,		June 30,
(in thousands of U.S. dollars)	2019	2018	2019	2018
Revenues
Time charter revenue Höegh Gallant (1)	$10,131	$12,320	$22,310	$23,145

Operating expenses
Vessel operating expenses (2)	(5,417)	(4,612)	(10,706)	(9,674)
Hours, travel expense and overhead (3) and Board of Directors' fees (4)	(773)	(710)	(2,131)	(1,719)
Financial (income) expense
Interest income from joint ventures (5)	73	63	143	134
Interest expense and commitment fees to Höegh LNG (6)	(686)	(843)	(1,354)	(1,641)
Total	$3,328	$6,218	$8,262	$10,245

	As of
Balance sheet	June 30,	December 31,
(in thousands of U.S. dollars)	2019	2018
Equity
Cash contribution from Höegh LNG (7)	$—	$1,701
Repayment of indemnification received from Höegh LNG (7)	(64)	(2,353)
Issuance of units for Board of Directors' fees (4)	155	200
Other and contribution from owner (8)	264	472
Total	$355	$20

1)	Time charter revenue Höegh Gallant: A subsidiary of Höegh LNG, EgyptCo, leases the Höegh Gallant.
2)	Vessel operating expenses: Subsidiaries of Höegh LNG provide ship management of vessels, including crews and the provision of all other services and supplies.
3)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under administrative service agreements. These services are charged based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
4)	Board of Directors’ fees: Effective June 4, 2019 a total of 11,180 common units were awarded to non-employee directors under the Höegh LNG Partners LP Long Term Incentive Plan as compensation of $195 for part of the directors’ fees. As of June 30, 2019, a total of 8,944 units were issued under the award for compensation of $155. Effective June 6, 2018, a total of 11,050 common units of the Partnership were awarded to non-employee directors as compensation of $200 for part of directors’ fees under the Höegh LNG Partners LP Long Term Incentive Plan. The awards were recorded as administrative expense and as an issuance of common units. Common units are recorded when issued.
5)	Interest income from joint ventures: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6)	Interest expense and commitment fees to Höegh LNG and affiliates: Höegh LNG and its affiliates provided an $85 million revolving credit facility for general partnership purposes. The Partnership incurred a commitment fee on the undrawn balance until January 29, 2018 and interest expense on the drawn balance.
7)	Cash contribution from/distribution to Höegh LNG: As described under “Indemnifications” below, Höegh LNG made indemnification payments to the Partnership or received refunds of indemnification from the Partnership which were recorded as contributions or distributions to equity.
8)	Other and contribution from owner: Höegh LNG granted share-based incentives to certain key employees whose services benefit the Partnership. Related expenses are recorded as administrative expenses and as a contribution from owner since the Partnership is not invoiced for this employee benefit. Effective March 21, 2019, the Partnership granted the Chief Executive Officer and Chief Financial Officer 10,917 phantom units in the Partnership. Effective March 23, 2018 and June 3, 2016, the Partnership granted the Chief Executive Officer and Chief Financial Officer 14,584 and 21,500 phantom units in the Partnership, respectively. Related expenses are recorded as an administrative expense and as increase in equity.

Dividends to Höegh LNG: The Partnership has declared and paid quarterly distributions totaling $14.2 million and $14.0 million to Höegh LNG for each of the six months ended June 30, 2019 and 2018, respectively.

Receivables and payables from related parties

Amounts due from affiliates

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2019	2018
Amounts due from affiliates	$2,481	$4,328

The amount due from affiliates is principally a receivable for time charter hire from a subsidiary of Höegh LNG, EgyptCo, for the Höegh Gallant time charter. The time charter hire is due 18 days from the receipt of the invoice. Time charter hire is invoiced at the end of the month in arrears.

Amounts due to owners and affiliates

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2019	2018
Amounts due to owners and affiliates	$3,691	$2,301

As of June 30, 2019, and December 31, 2018, amounts due to owners and affiliates principally relate to trade payables for services provided by subsidiaries of Höegh LNG.

Revolving credit facility

	As of
	June 30,	December 31,
(in thousands of U.S. dollars)	2019	2018
Revolving credit facility	$42,792	$39,292

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured and was repayable on January 1, 2020. On May 28, 2019, the repayment date on the $85 million revolving credit facility was extended to January 1, 2023 and the terms amended for the interest rate to be LIBOR plus a margin of 1.4% in 2019, 3.0% in 2020 and 4.0% thereafter.

Refer to note 18 for transactions subsequent to June 30, 2019.

Related party agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	An $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;

(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC (the “operating company”) governing, among other things:

a.	To what extent the Partnership and Höegh LNG may compete;

b.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years; and

c.	Höegh LNG’s provision of certain indemnities to the Partnership.

(iii)	An administrative services agreement with Hoegh LNG Services Ltd., UK (“Höegh UK”), pursuant to which Höegh UK provides certain administrative services to the Partnership; and

(iv)

Höegh UK has entered into administrative services agreements with Höegh LNG AS (“Höegh Norway”) and Leif Höegh (U.K.) Limited, pursuant to which Höegh Norway and Leif Höegh (U.K.) Limited provide Höegh UK certain administrative services. Additionally, the operating company has entered into an administrative services agreement with Leif Höegh (U.K.) Limited to allow Leif Höegh (U.K.) Limited to provide services directly to the operating company.

Subsequent to the IPO, the Partnership has acquired vessel owning entities. Existing agreements remained in place following the acquisition for the time charter of the Höegh Gallant and receipt of certain services, of which the material agreements are as follows:

•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch has a Lease and Maintenance Agreement (the “time charter”) with EgyptCo for the lease and maintenance of the Höegh Gallant and the provision of crew and certain ship management services for a combined daily hire rate. The time charter started in April 2015 with an expiration date in April 2020;

•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch is party to a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides the technical management of the Höegh Gallant, and Hoegh LNG Maritime Management Pte. Ltd. (“Höegh Maritime Management”) is a party to a secondment agreement, as amended, with Hoegh LNG Cyprus Limited pursuant to which Höegh Maritime Management provides qualified crew for the Höegh Gallant; and

•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch is party to a management agreement with Höegh Norway, pursuant to which Höegh Norway provides administrative, commercial and technical management services, each as instructed from time to time by Hoegh LNG Cyprus Limited.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Subsequent to the IPO, the Partnership has acquired vessel owning entities. Existing agreements remained in place following the acquisition for the time charter of the Höegh Gallant and receipt of certain services, of which the material agreements are as follows:

•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch has a Lease and Maintenance Agreement (the “time charter”) with EgyptCo for the lease and maintenance of the Höegh Gallant and the provision of crew and certain ship management services for a combined daily hire rate. The time charter started in April 2015 with an expiration date in April 2020;

•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch is party to a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides the technical management of the Höegh Gallant, and Hoegh LNG Maritime Management Pte. Ltd. (“Höegh Maritime Management”) is a party to a secondment agreement, as amended, with Hoegh LNG Cyprus Limited pursuant to which Höegh Maritime Management provides qualified crew for the Höegh Gallant; and

•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch is party to a management agreement with Höegh Norway, pursuant to which Höegh Norway provides administrative, commercial and technical management services, each as instructed from time to time by Hoegh LNG Cyprus Limited.

Existing agreements remained in place for the time charter of the Höegh Grace following the acquisition and receipt of certain services, of which the material agreements are as follows:

•	a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical and maritime management services;

•	a manning agreement with Höegh Fleet Services Philippines Inc. to recruit and engage crew for the vessel;

•	a technical services agreement with Höegh Norway to provide technical services for the vessel;

•	a management consulting agreement with Höegh Norway to provide support related to certain management activities;

•	a crew recruitment consulting services agreement with Höegh Maritime Management to provide professional consulting services in connection with recruitment of crew and other employees;

•	an agreement for provision of professional payment services with Höegh Maritime Management to provide services in connection with the payment of monthly salaries to the crew and employees working on the vessel; and

•	a spare parts procurement and insurance services agreement with Höegh LNG Management to arrange for the supply of spare parts and the insurance coverage for the vessel.

Indemnifications

Environmental indemnifications:

Under the omnibus agreement, Höegh LNG will indemnify the Partnership until August 12, 2019 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold to the Partnership. Liabilities resulting from a change in law are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Höegh LNG for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $0.5 million, in which case Höegh LNG is liable for claims only to the extent such aggregate amount exceeds $0.5 million.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Other indemnifications:

Under the omnibus agreement Höegh LNG will also indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

3.	in the event that the Partnership did not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September and October 2014 invoices not paid by PGN LNG in 2014;

4.	with respect to any obligation to pay liquidated damages to PGN LNG under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter;

5.	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter; and

6.	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings.

No indemnification claims were filed or received for the three or six months ended June 30, 2019. The Partnership received payments for filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax and other non-budgeted expenses) of approximately $0.9 million for the year ended December 31, 2018, which were recorded as a contribution to equity. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance or deemed reimbursable by the charterer.

In the first quarter of 2019, insurance proceeds of approximately $0.06 million were received related to repairs under the warranty for the Mooring. The Partnership had been indemnified by Höegh LNG for all warranty provisions at the time the costs were incurred and the Partnership refunded the amount recovered by insurance to Höegh LNG in the second quarter of 2019. For the year ended December 31, 2018, the Partnership refunded to Höegh LNG approximately $2.4 million related to insurance proceeds received related to the warranty provision and costs for previous years determined to be reimbursable by the charterer. Refer to note 14.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Under the contribution, purchase and sale agreement entered into with respect to the purchase of the Höegh Gallant entities, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;

2.	losses related to certain environmental and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;

3.	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Höegh LNG Cyprus Limited’s permanent establishment in a Public Free Zone in Egypt;

4.	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;

5.	any non-budgeted losses suffered or incurred in connection with the commencement of services under the time charter with EgyptCo or EgyptCo’s time charter with EGAS; and

6.	liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

Additionally, Höegh LNG has guaranteed the payment of hire by EgyptCo pursuant to the time charter for the Höegh Gallant under certain circumstances.

No indemnification claims were filed or received for the three or six months ended June 30, 2019. For the year ended December 31, 2018, the Partnership filed claims of $0.5 million for indemnification of losses incurred in connection with the time charter with EgyptCo. The indemnification payment of $0.5 million received from Höegh LNG for the year ended December 31, 2018, was recorded as contributions to equity. Refer to note 14.

Under the contribution, purchase and sale agreements entered into with respect to the acquisitions of the 51% and 49% ownership interests in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;

2.	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date;

3.	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer; and

4.	any non-budgeted losses suffered or incurred in connection with commencement of services under the Höegh Grace charter with SPEC.

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter.) No indemnification claims have been made or received by the Partnership for the six months ended June 30, 2019. For the year ended December 31, 2018 the Partnership filed claims of $0.3 million and received indemnification payments of $0.3 million from Höegh LNG. Refer to note 14.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents, restricted cash and cash designated for acquisition – The fair value of the cash, cash equivalents, restricted cash and cash designated for acquisition approximates its carrying amounts reported in the consolidated balance sheets.

Amounts due from (to) owners and affiliates – The fair value of the non-interest bearing receivables or payables approximates their carrying amounts reported in the consolidated balance sheets since the receivables or payables are to be settled consistent with trade receivables and payables.

Derivative instruments – The fair values of the interest rate swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for the subsidiary’s credit worthiness given the level of collateral provided and the credit worthiness of the counterparty to the derivative.

Advances (shareholder loans) to joint ventures – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Lampung, Gallant, Grace and $385 million facilities – The fair values of the variable rate debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Revolving credit due to owners and affiliates – The fair value of the fixed rate debt is estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis. Trade payables and receivables for which the estimated fair values are equivalent to carrying values are not specified below.

		As of		As of
		June 30, 2019		December 31, 2018
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$27,137	27,137	26,326	$26,326
Restricted cash	1	20,898	20,898	19,128	19,128
Amounts due from affiliate	2	2,481	2,481	4,328	4,328
Derivative instruments	2	(15,637)	(15,637)	(1,498)	(1,498)
Other:
Advances (shareholder loans) to joint ventures	2	3,679	3,704	3,536	3,579
Current amounts due to owners and affiliates	2	(3,691)	(3,691)	(2,301)	(2,301)
Lampung facility	2	(121,512)	(131,691)	(130,275)	(142,087)
Gallant facility	2	—	—	(140,812)	(141,538)
Grace facility	2	—	—	(164,458)	(164,210)
$385 million facility	2	(308,233)	(315,383)	—	—
Revolving credit facility	2	$(42,792)	(41,928)	(39,292)	$(38,999)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

			As of
Class of Financing Receivables	Credit Quality		June 30,	December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2019	2018
Trade receivable and long-term receivable	Payment activity	Performing	$4,485	$1,228
Amounts due from affiliate	Payment activity	Performing	2,481	4,328
Advances/ loans to joint ventures	Payment activity	Performing	$3,679	$3,536

The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated balance sheet. Refer to note 10.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

13. Risk management, derivative instruments and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Interest rate risk, derivative instruments and cash flow hedges

Cash flow hedging strategy

The Partnership is exposed to fluctuations in cash flows from floating interest rate exposure on its long-term debt used principally to finance its vessels. Interest rate swaps are used for the management of the floating interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the interest rate swaps. Interest rate swaps exchange a receipt of floating interest for a payment of fixed interest which reduce the exposure to interest rate variability on the Partnership’s outstanding floating-rate debt over the life of the interest rate swaps. As of June 30, 2019, there are interest rate swap agreements related to the Lampung facility ("Lampung interest rate swaps") and the commercial tranche of the $385 million facility ("$385 million interest rate swaps") floating rate debt that are designated as cash flow hedges for accounting purposes. As of June 30, 2018, there were interest rate swap agreements related to the Lampung, Gallant and Grace facilities floating rate debt that were designated as cash flow hedges for accounting purposes. As of January 31, 2019, the commercial and export credit tranches of the $385 million facility were drawn and the Gallant and Grace facilities were repaid. The interest rate swaps related to the Gallant and Grace facilities were also terminated on the same date. As of June 30, 2019, the following interest rate swap agreements were outstanding:

			Fair
			value
	Interest		carrying		Fixed
	rate	Notional	amount		interest
(in thousands of U.S. dollars)	index	amount	liability	Term	Rate (1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$126,553	(3,969)	Sept 2026	2.8%
$385 million facility swaps (2)	LIBOR	$63,826	(3,364)	Jan 2026	2.9%
$385 million facility swaps (2)	LIBOR	$63,826	(3,015)	Oct 2025	2.8%
$385 million facility swaps (2)	LIBOR	$63,826	(2,767)	Jan 2026	2.7%
$385 million facility swaps (2)	LIBOR	$63,826	(2,522)	Jan 2026	2.7%

1) Excludes the margins paid on the floating-rate debt.

2) All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly from the effective date of the interest rate swaps.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Borrower under the Lampung facility entered five forward starting swap agreements with identical terms for a total notional amount of $237.1 million with an effective date of March 17, 2014. The swaps amortize over 12 years to match the outstanding balance of the Lampung facility and exchange 3-month USD LIBOR variable interest payments for fixed rate payments at 2.8%. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments on the Lampung facility. As of December 29, 2014, a prepayment of $7.9 million on the Lampung facility occurred which resulted in an amendment of the original interest rate swaps and the hedge was de-designated for accounting purposes. The other terms of the amended interest rate swaps did not change but the nominal amount of the interest rate swaps was reduced to match the outstanding debt. The amended interest rate swaps were re-designated as a cash flow hedge for accounting purposes.

As of December 31, 2018, the Partnership had entered into forward starting interest rate swaps with a nominal amount of $130.0 million to hedge part of the interest rate risk on the floating element of the interest rate for the commercial tranches of the $385 million facility. The Partnership will make fixed payments of 2.941% and 2.838%, based on a nominal amount of $65 million for each, in exchange for floating payments. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $130.0 million of the commercial tranches of the $385 million facility which was expected to be drawn and was drawn on January 31, 2019. In February 2019, the Partnership entered into interest rate swaps related to the $385 million facility with a nominal amount of $127.7 million for which the Partnership will make fixed payments of 2.650% and 2.735% based on nominal amount of $63.8 million for each. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $127.7 million of the commercial tranches of the $385 million facility. The export credit tranches have a fixed interest rate and, therefore, no variability in cash flows as a result of changes in interest rates.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated balance sheets. All derivatives are designated as cash flow hedging instruments.

Fair value of derivative instruments

	Current	Long-term	Current	Long-term
	assets:	assets:	liabilities:	liabilities:
	derivative	derivative	derivative	derivative
(in thousands of U.S. dollars)	instruments	instruments	instruments	instruments
As of June 30, 2019
Interest rate swaps	$—	$—	$(2,199)	$(13,438)
As of December 31, 2018
Interest rate swaps	$1,199	$—	$(259)	$(2,438)

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following effects of cash flow hedges relating to interest rate swaps are included in interest expense and income tax expense in the consolidated statements of income which are the same lines as the earnings effects of the hedged item for the three and six months ended June 30, 2019.

Effect of cash flow hedge accounting on the consolidated statement of income

	Three months ended		Six months ended
	June 30, 2019		June 30, 2019
(in thousands of U.S. dollars)	Interest expense	Income tax benefit	Interest expense	Income tax benefit
Gain (loss) on interest rate swaps in cash flow hedging relationships:
Reclassification from accumulated other comprehensive income included in hedge effectiveness	$(113)	$—	$(112)	$—
Amortization of amount excluded from hedge effectiveness	224	—	468	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	(248)	54	(475)	117
Settlement of cash flow hedge	—	—	199	—
Total gains (losses) on derivative instruments	$(137)	$54	$80	$117

The settlement of cash flow hedge related to the interest rate swaps for Gallant/Grace facility. The Gallant/Grace interest rate swaps were terminated when the facility was extinguished on January 31, 2019. Due to the termination, the counterparties of the Gallant/Grace interest rate swaps paid settlement amounts resulting in a gain on the settlement of the cash flow hedge.

The following effects of cash flow hedges relating to interest rate swaps are included in total gains (losses) on derivative instruments in the consolidated statements of income for the three and six months ended June 30, 2018.

	Three months ended	Six months ended
(in thousands of U.S. dollars)	June 30, 2018	June 30, 2018
Interest rate swaps:
Ineffective portion of cash flow hedge	$(21)	$22
Amortization of amount excluded from hedge effectiveness	779	1,581
Reclassification from accumulated other comprehensive income	(214)	(428)
Unrealized gains (losses)	544	1,175
Realized gains (losses)	—	—
Total gains (losses) on derivative instruments	$544	$1,175

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income, changes in accumulated other comprehensive income (“OCI”) and on earnings is as follows as of and for the period ended June 30, 2019.

Effect of cash flow hedge accounting on accumulated other comprehensive income (OCI) and earnings

	Cash Flow Hedge
	Accumulated other comprehensive income			Earnings
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Accumulated OCI: Net of tax	Interest expense	Tax benefit
Accumulated OCI as of December 31, 2018	$(5,902)	565	$(5,337)
Initial value of interest rate swap to be recognized in earnings on amortization approach	(625)	—	(625)
Effective portion of unrealized loss on cash flow hedge	(12,896)	—	(12,896)
Reclassification from accumulated other comprehensive income included in hedge effectiveness	112		112	(112)
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	475	(117)	358	(475)	117
Other comprehensive income for period	(12,934)	(117)	(13,051)
Accumulated OCI as of June 30, 2019	$(18,836)	448	$(18,388)
Gain (loss) reclassified to earnings				$(587)	$117

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income and changes in accumulated other comprehensive income (“OCI”) is as follows as of and for the period ended June 30, 2018.

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2017	$(3,612)	864	(2,748)	$(2,748)
Effective portion of unrealized loss on cash flow hedge	4,144	—	4,144	4,144
Reclassification of amortization of cash flow hedge to earnings	428	(165)	263	263
Other comprehensive income for period	4,572	(165)	4,407	4,407
Balance as of June 30, 2018	$960	699	1,659	$1,659

As of June 30, 2019, the estimated amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months is $2.5 million for amortization of accumulated other comprehensive income.

Foreign exchange risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the six months ended June 30, 2019 and the year ended December 31, 2018, no derivative instruments have been used to manage foreign exchange risk.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire under certain circumstances. PGN also guarantees PGN LNG's obligations under the PGN FSRU Lampung time charter. The other time charters do not have parent company guarantees.

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire under certain circumstances. No allowance for doubtful accounts, or impairment loss, was recorded for the three and six months ended June 30, 2019 and 2018 and the year ended December 31, 2018. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charters for the PGN FSRU Lampung, the Höegh Gallant or the Höegh Grace terminate prematurely, or the option to acquire the PGN FSRU Lampung be exercised, there could be delays in obtaining new time charters and the hire rates could be lower depending upon the prevailing market conditions.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

14. Commitments and contingencies

Contractual commitments

As of June 30, 2019, the Partnership has no material commitments for capital expenditures.

Claims and Contingencies

Joint ventures claims and accruals

Under the Neptune and the Cape Ann time charters, the joint ventures undertake to ensure that the vessel always meets specified performance standards during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer by, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period. The charterer requested that the joint ventures calculate and present the boil-off since the beginning of the charters, compared with maximum average daily boil-off allowed under the time charter. The charters for the Neptune and Cape Ann started in 2009 and 2010, respectively. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The claim asserted a gross amount of compensation of $58 million for the excess boil-off volume but the claim recognized that the calculations for the amount required adjustment for allowable exclusions under the charters. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million which was recorded as a reduction of time charter revenues in the third quarter of 2017. The Partnership’s 50% share of the accrual was approximately $11.9 million, which remained unchanged as of December 31, 2017. The charterer and the joint ventures referred the claim to arbitration. The charterer's claim as submitted in the arbitration request was for a gross amount of $52 million, covering a shorter time period for the time period for the first performance period as defined in the time charters, as well as interest and expenses. The charterer reserved its right to make a further claim with respect to subsequent performance periods. Subsequently, the charterer and the joint ventures asked the arbitration tribunal for a partial determination on certain key contractual interpretations and the proceedings commenced in November 2018.

In March 2019, the tribunal’s determination was received. The determination did not cover all the questions of contractual interpretation on which there is disagreement between the parties. Apart from one issue, the tribunal’s conclusions on the contractual interpretations were unambiguous. For the remaining issue related to the calculation of a deduction from the gross claim, the tribunal did not specify how the deduction should be determined. As a result, there remains significant uncertainty in the evaluation of the potential outcome of the boil-off claim. Based on the tribunal's determination, the joint ventures updated their estimates to cover the period from the start of the time charters to December 31, 2018 and alternative interpretations of the tribunal’s determination for the deduction to the gross claim and the other disputed contractual provisions. Accordingly, the range of estimates was not directly comparable to the $52 million gross claim initially raised by the charterer through the end of the defined performance period. Based upon the additional information from the tribunal’s determination and updated estimates of the potential range of liability, the joint ventures concluded the existing accrual of $23.7 million continued to represent their best estimate of the probable liability as of December 31, 2018. Accordingly, the accrual was unchanged as of December 31, 2018 and as of June 30, 2019.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

On June 14, 2019, the charterer served an updated claim submission for approximately $54 million to the tribunal, incorporating claims for the second performance period and certain other claims. The owners do not agree with the charterer's claims or its interpretation of the deduction to the gross claim in accordance with the tribunal's determination. As a result, the owners are in the process of developing a response to the updated claim submission. In addition, the charterer and the owners continue discussions with the objective of reaching a negotiated solution.

Depending on interpretations of the deduction to the gross claim and the other disputed contractual provisions and based on additional information available for the period ended June 30, 2019, the joint ventures estimate that their aggregate liability associated with the boil-off claim could range between $15 million to $35 million, of which the Partnership’s share would be 50%. As of June 30, 2019, there were no significant changes to the estimates of the potential range of liability compared with December 31, 2018. Accordingly, the accrual was unchanged as of June 30, 2019. The Partnership’s 50% share of the accrual remains at approximately $11.9 million as of June 30, 2019. Refer to notes 7 and 10. Given the on-going discussions of the parties, the claim may be settled through a negotiated solution between the parties. However, it is also possible that the claim could ultimately be settled through further arbitration.

The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters. The guarantees are joint and several for the performance obligations and several for the payment obligations. Depending on the amount and timing of the potential settlement and whether such settlement is funded by the performance guarantees by Höegh LNG and the other major owner or by the joint ventures, a settlement of the claim for boil-off with the charterer could have a material adverse effect on the joint ventures’ financial condition and results of operations. As a precaution, the joint ventures suspended payments on their shareholder loans as of September 30, 2017 pending the outcome of the boil-off claim. Refer to note 7.

To the extent that an excess boil-off claim results in a settlement, the Partnership would be indemnified by Höegh LNG for its share of the cash impact of any settlement. Refer to note 11. The ultimate outcome of the boil-off claim, on an isolated basis, is not expected to have a material adverse effect on the Partnership’s financial position. However, other concessions, if any, would not be expected to be indemnified. In addition, the joint ventures expect to incur costs for certain capital improvements to address boil-off issues and maintenance requirements that will not be reimbursed by the charterer or Höegh LNG for which the Partnership's 50% share is expected to be approximately $0.2 million and $1.0 million for the years ended December 31, 2019 and 2020, respectively. Furthermore, the suspension of the payments of the shareholder loans reduces cash flows available to the Partnership. In addition, the increase in the accruals for, or the resolution of, the excess boil-off claim may have a material adverse effect on the Partnership’s results of operations for that period.

No indemnification claims were filed for the three or six months ended June 30, 2019. For the year ended December 31, 2018 the Partnership filed claims for expenses incurred of $0.3 million and received indemnification payments of $0.3 million from Höegh LNG.

Indonesian corporate income tax

Based upon the Partnership’ s experience in Indonesia, tax regulations, guidance and interpretation in Indonesia may not always be clear and may be subject to alternative interpretations or changes in interpretations over time. The Partnership’ s Indonesian subsidiary is subject to examination by the Indonesian tax authorities for up to five years following the completion of a fiscal year. The examinations may lead to ordinary course adjustments or proposed adjustments to the Partnership’s taxes with respect to years under examination. In December 2018, the examination for the years 2013 and 2014 was completed resulting in the settlement of approximately $0.9 million related to uncertain tax positions. Future examinations may or may not result in changes to the Partnership’s provisions on tax filings from 2015 through 2018.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

PGN LNG claims including delay liquidated damages

The Partnership was indemnified by Höegh LNG for i) any hire rate payments not received under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the acceptance date of the PGN FSRU Lampung and ii) non-budgeted expenses (including warranty costs associated with repairs of the Mooring) incurred in connection with the PGN FSRU Lampung project prior to the date of acceptance, and for iii) certain subsequently incurred non-budgeted costs and expenses.

No indemnification claims were filed or received for the three and six months ended June 30, 2019, respectively. The Partnership received payments for filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax and other non-budgeted expenses) of approximately $0.9 million for the year ended December 31, 2018, which were recorded as a contribution to equity. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance or deemed reimbursable by the charterer.

In the first quarter of 2019, insurance proceeds of approximately $0.06 million were received related to repairs under the warranty for the Mooring. The Partnership had been indemnified by Höegh LNG for all warranty provisions at the time the costs were incurred, and the Partnership refunded the amount recovered by insurance to Höegh LNG in the second quarter of 2019. For the year ended December 31, 2018, the Partnership refunded to Höegh LNG approximately $2.4 million related to insurance proceeds received related to the warranty provision and costs for previous years determined to be reimbursable by the charterer. Refer to note 11.

Höegh Gallant claims and indemnification

The Partnership is indemnified by Höegh LNG for losses incurred in connection with the commencement of services under the Höegh Gallant time charter (including technical issues).

No indemnification claims were filed or received for the three or six months ended June 30, 2019, respectively.

For the year ended December 31, 2018, the Partnership filed claims of $0.5 million for indemnification of losses incurred in connection with the time charter. An indemnification payment of $0.5 million received from Höegh LNG for the year ended December 31, 2018, was recorded as a contribution to equity. Refer to note 11.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

15. Issuance of common units and Series A Preferred Units

On January 26, 2018, the Partnership entered into a sales agreement with the Agent. Under the terms of the sales agreement, the Partnership may offer and sell up to $120 million in aggregate offering number of common units and Series A preferred units, from time to time, through the Agent, acting as agent for the Partnership. Sales of such units may be made in negotiated transactions or transactions that are deemed to be “at the market” offerings, including sales made directly on the New York Stock Exchange or through a market marker other than on an exchange.

The Partnership did not issue any Series A preferred or common units for the period ended March 31, 2019. For the period April 1, 2019 to June 30, 2019, the Partnership sold 51,267 Series A preferred units under the ATM program at an average gross sales price of $26.14 per unit and received net proceeds, after sales commissions, of $1.3 million. For the period from April 1, 2019 to June 30, 2019, the Partnership sold 53,160 common units under the ATM program at an average sales price of $19.60 per unit and received net proceeds, after sales commissions, of $1.0 million. The Partnership paid an aggregate of $0.04 million in sales commissions to the Agent in connection with such sales in the period from April 1, 2019 to June 30, 2019. From the commencement of the ATM program in January 2018 through June 30, 2019, the Partnership sold 1,580,337 Series A preferred units and 306,266 common units and received net proceeds of $40.0 million and $5.6 million, respectively. The compensation paid to the Agent for such sales was $0.8 million.

	Three months ended June 30, 2019
(in thousands of U.S. dollars)	Common units	Series A Preferred Units	Total
Gross proceeds for units issued	$1,042	1,395	$2,437
Less: Commissions	(13)	(79)	(92)
Net proceeds for units issued	$1,029	1,316	$2,345

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

16. Common, subordinated and preferred units

The following table shows the movements in the number of common units, subordinated units and preferred units from December 31, 2017 until June 30, 2019:

(in units)	Common Units Public	Common Units Höegh LNG	Subordinated Units	8.75% Series A Preferred Units
December 31, 2017	17,648,844	2,116,060	13,156,060	4,600,000
June 6, 2018; Awards to non-employee directors as compensation for directors' fees	8,840	—	—	—
July 5, 2018; Awards to non-employee directors as compensation for directors' fees	2,210	—	—	—
Units issued to staff at Höegh LNG during 2018	14,622	(14,622)	—	—
Phantom units issued to CEO/CFO during 2018	17,079	—	—	—
ATM program (from January 26, 2018 to December 31, 2018)	253,106	—	—	1,529,070
December 31, 2018	17,944,701	2,101,438	13,156,060	6,129,070
ATM program (from April 1, 2019 to June 30, 2019)	53,160	—	—	51,267
June 4, 2019; Awards to non-employee directors as compensation for directors' fees	8,944	—	—	—
June 30, 2019	18,006,805	2,101,438	13,156,060	6,180,377

As of June 30, 2019, and December 31, 2018, Höegh LNG owned 2,101,438 common units and 13,156,060 subordinated units. Subordinated units are not entitled to vote for the four elected directors to the Partnership’s board of directors. The general partner has a non-economic interest and has no units.

Refer to note 17 for information on distributions to common and subordinated unitholders.

The Series A preferred units represent perpetual equity interests in the Partnership and, unlike the Partnership's debt, do not give rise to a claim for payment of a principal amount at a particular date. The Series A preferred units rank senior to the Partnership's common units and subordinated units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up but junior to all the Partnership's debt and other liabilities. The Series A preferred units have a liquidation preference of $25.00 per unit. At any time on or after October 5, 2022, the Partnership may redeem, in whole or in part, the Series A preferred units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. The distribution rate on the Series A preferred units is 8.75% per annum of the $25.00 per unit value (equivalent to $2.1875 per annum per unit). The distributions are cumulative and recorded when declared. However, since the Series A preferred units rank senior to the Partnership's common and subordinated units, the portion of net income, equivalent to the Series A preferred units' paid and undeclared distributions for that period, is reflected as Preferred unitholders' interest in net income on the consolidated statement of income. Distributions are payable quarterly, when, and if declared by the Partnership's board of directors out of legally available funds for such purpose. Holders of the Series A preferred units generally have no voting rights. However, if and whenever distributions payable on the Series A preferred units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A Preferred Units will be entitled to replace one of the members of the Partnership’s board of directors appointed by the general partner with a person nominated by such holders.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

17. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below:

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, except per unit numbers)	2019	2018	2019	2018
Net income	$6,156	$19,944	$20,291	$41,630
Adjustment for:
Preferred unitholders’ interest in net income	3,378	3,003	6,742	5,663
Limited partners' interest in net income	2,778	16,941	13,549	35,967
Less: Dividends paid or to be paid (1)	(15,036)	(14,988)	(30,068)	(29,942)
Under (over) distributed earnings	(12,258)	1,953	(16,519)	6,025
Under (over) distributed earnings attributable to:
Common units public	(6,636)	1,053	(8,942)	3,252
Common units Höegh LNG	(774)	124	(1,044)	383
Subordinated units Höegh LNG	(4,848)	776	(6,533)	2,390
	(12,258)	1,953	(16,519)	6,025
Basic weighted average units outstanding (in thousands)
Common units public	17,978	17,827	17,962	17,790
Common units Höegh LNG	2,101	2,101	2,101	2,102
Subordinated units Höegh LNG	13,156	13,156	13,156	13,156

Diluted weighted average units outstanding (in thousands)
Common units public	17,996	17,839	17,976	17,804
Common units Höegh LNG	2,101	2,101	2,101	2,102
Subordinated units Höegh LNG	13,156	13,156	13,156	13,156

Earnings per unit (2):
Common unit public (basic and diluted)	$0.07	$0.50	$0.38	$1.07
Common unit Höegh LNG (basic and diluted) (3)	$0.10	$0.53	$0.44	$1.11
Subordinated unit Höegh LNG (basic and diluted) (3)	$0.10	$0.53	$0.44	$1.11

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period and is based the number of units outstanding at the period end.
(2)	Effective March 21, 2019, granted 10,917 phantom units to the CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2019, 2020 and 2021, respectively. Effective March 23, 2018, the Partnership granted 14,584 phantom units to the then-serving CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2019, 2020 and 2021, respectively. Effective June 3, 2016, the Partnership granted 21,500 phantom units to the then-serving CEO/CFO of the Partnership. One-third of such phantom units vest as of December 31, 2017, November 30, 2018 and November 30, 2019, respectively. On September 14, 2018, the plan was amended for to extend the terms and conditions of such unvested units for the grants effective March 23, 2017 and June 3, 2016 of the then-serving CEO/CFO that resigned as CEO/CFO of the Partnership. The phantom units impact the diluted weighted average units outstanding; however, the increase in weighted average number of units was not significant enough to change the earnings per unit. Therefore, the basic and diluted earnings per unit are the same for the period ended June 30, 2019.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

(3)	Includes total amounts attributable to incentive distributions rights of $399 and $798 for the three and six months ended June 30, 2019, respectively, of which $55 and $110 for the three and six months ended June 30, 2019, respectively, were attributed to common units owned by Höegh LNG. Total amounts attributable to incentive distributions rights of $344 and $688 for the three and six months ended June 30, 2019, respectively, were attributed to subordinated units owned by Höegh LNG. For the three and six months ended June 30, 2018, total amounts attributable to incentive distributions rights of $398 and $795, of which $55 and $109 were attributed to common units owned by Höegh LNG and $343 and $685 were attributed to subordinated units owned by Höegh LNG.

Earnings per unit is calculated by dividing net income by the weighted average number of common and subordinated units outstanding during the applicable period.

The common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income were distributed according to terms of the Partnership’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; iii) provide funds for payments on the Series A preferred units; and iv) provide funds for distributions to the unitholders for any one or more of the next four quarters. Therefore, the earnings per unit are not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative instruments and unrealized gains or losses on foreign exchange transactions.

During the subordination period, the common units will have the right under the Partnership Agreement to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units.

Distributions of available cash from operating surplus are to be made in the following manner for any quarter during the subordination period:

•	first, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter;

•	second, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; and

•	third, 100.0% to the subordinated unitholders, pro rata, until the Partnership distributes for each subordinated unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter.

In addition, Höegh LNG currently holds all the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash for operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter during the subordination period:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of the IDRs in the following manner:

•	first, 100.0% to all common and subordinated unitholders, pro rata, until each such unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all common and subordinated unitholders, pro rata, and 15.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all common and subordinated unitholders, pro rata, and 25.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common and subordinated unitholders, pro rata, and 50.0% to the holders of the IDRs, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the Partnership does not issue additional classes of equity securities.

18. Subsequent events

On August 12, 2019, the Partnership drew $48.3 million on the revolving credit facility under the $385 million facility. On August 13, 2019, the Partnership repaid $34.0 million on the $85 million revolving credit facility.

On August 14, 2019, the Partnership paid a quarterly cash distribution with respect to the quarter ended June 30, 2019 of $0.44 per common and subordinated unit. The total amount of the distribution was $15.0 million.

On August 15, 2019, the Partnership paid a cash distribution of $3.4 million, or $0.546875 per Series A preferred unit, for the period commencing on May 15, 2019 to August 14, 2019.

EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

101	The following financial information from Höegh LNG Partners LP’s Report on Form 6-K for the Three and Six Months ended June 30, 2019 and 2018 formatted in XBRL (eXtensible Business Reporting Language):

(i) Unaudited Condensed Interim Consolidated Statements of Income for the Three and Six Months Ended June 30, 2019 and 2018

(ii) Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the Three and Six Months Ended June 30, 2019 and 2018

(iii) Unaudited Condensed Interim Consolidated Balance Sheets as of June 30, 2019 and December 31, 2018

(iv) Unaudited Condensed Interim Consolidated Statements of Changes in Partners’ Capital for the Six Months Ended June 30, 2019 and the Year Ended December 31, 2018

(v) Unaudited Condensed Interim Consolidated Statements of Cash Flows for the Three and Six Months Ended June 30, 2019 and 2018

(vi) Notes to Unaudited Condensed Interim Consolidated Financial Statements

34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: August 22, 2019

	By:	/s/ Steffen Føreid
		Name:	Steffen Føreid
		Title:	Chief Executive Officer and Chief Financial Officer

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (333-213781) and Form S-8 (333-211840) of the Registrant.

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